1931

02060757

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Investor AB

*CURRENT ADDRESS SE-103

32 Stockholm

Sweden

**FORMER NAME

PROCESSED

DEC 30 2002

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34698 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: NM

DATE: 12/26/02

82-34698

ARS

12-31-01

www.investorab.com

Annual Report 2001

CONTENTS



Active owner – Active investor

Investor AB, Sweden's largest listed industrial holding company, is a long-term, active shareholder in a number of public multinational companies, including ABB, AstraZeneca, Atlas Copco, Electrolux, Ericsson, Gambro, OM, Saab AB, Scania, SEB and WM-data. In addition to these core holdings, Investor has a growing portfolio of private equity investments in companies operating primarily in the information technology and healthcare sectors. Investor's total net asset value amounted to approximately USD 11.1 billion on December 31, 2001. During the past 20 years the average total return on Investor shares has been in excess of 20 percent.

Investor has an extensive international network of experience and competence in industry and finance. With these resources, Investor can contribute more than just capital in every investment situation. Investor employs over 200 people in its investment activities and is headquartered in Stockholm. The company also conducts operations through offices in Amsterdam, Hong Kong, New York and Palo Alto.

www.investorab.com

Highlights of 2001

- Investor's net asset value on December 31, 2001 amounted to SEK 118,284 m. (compared with SEK 144,433 m. on December 31, 2000), corresponding to SEK 154 (188) per share. During the year the net asset value changed by SEK –26,149 m. (–4,144) or –18 percent (–3). **Read more on page 20 ▷▷**

- The value of all Investor's assets was SEK 129,366 m. on December 31, 2001 (154,561). Net debt in relation to the value of total investments increased from 7 percent to 9 percent during 2001. **Read more on page 20 ▷▷**

- The value of Investor's Core Holdings changed by SEK –22,065 m. during the year. Ericsson and ABB accounted for a substantial part, SEK –14,767 m. and SEK –8,157 m., respectively. AstraZeneca, Atlas Copco, Electrolux and Saab AB contributed positively to Investor's net asset value during the year. **Read more on page 20 ▷▷**

- Investor increased its holdings in Ericsson and SEB in 2001 and divested holdings in SAS, SKF and Stora Enso at the same time. Investor also increased its holdings in AstraZeneca and OM during the year. **Read more on page 12 and 39 ▷▷**

- In the New Investments business, a total of SEK 6,893 m. was invested (8,074). Realized capital gains amounted to SEK 447 m. (2,667). New Investments' contribution to the change in net asset value was SEK –2,733 m. (496). **Read more on page 21 ▶▶**

- Hi3G was awarded one of the four UMTS licenses in Denmark on September 20, 2001. On January 15, 2002, it was announced that Orange had joined the Hi3G and Europolitan joint venture company for network construction. **Read more on page 30 ▶▶**

- The total return on Investor shares was –15 percent during the year (20). **Read more on page 35 ▶▶**

- The proposed ordinary dividend to shareholders is SEK 3.00 per share (3.00). An extraordinary dividend of SEK 2.50 per share (2.50) is also proposed. **Read more on page 36 ▶▶**

Key figures – five-year perspective


88 (SEK 111/share)
94 (SEK 117/share)
153 (SEK 191/share)
144 (SEK 188/share)
118 (SEK 154/share)
97 98 99 00 01

Net asset value
SEK bn.


10 (12%)
5 (6%)
60 (64%)
–4 (–3%)
–26 (–18%)
97 98 99 00 01

Change in net asset value
SEK bn.


32
–1
35
20
–15
97 98 99 00 01

Total return
%


2.50
2.75
3.40
5.50
5.50*
97 98 99 00 01

Dividend
SEK/share
* proposed

Vision and goal

VISION

To deliver superior returns to shareholders by establishing Investor AB as a globally recognized entrepreneurial and active owner of companies with high growth and profit potential.

GOAL

To grow net asset value in excess of market cost of capital over a business cycle.

BUSINESS MODEL

Investor's business model is based on active ownership and active investment activities.

Investor's investment organization is based on specialized units. Each unit has a clear orientation and mandate to invest in and own companies of varying size, in various stages and in different markets.

Investor's active ownership is supported by an international network of financial and industrial competence. This network, combined with active work with portfolio companies, creates the prerequisites for providing long-term, attractive returns for Investor's shareholders.

PRINCIPLES

By sharing a common vision and common values, everyone in Investor can help achieve the company's goals. This platform of values is based on the following principles:

Supportive active ownership; Entrepreneurial thinking and actions; Consistent value creation over time; Long-term thinking. High integrity and Bridge future possibilities with traditions and renewal.



"On behalf of the board and the shareholders, I would like to thank the management and all employees at Investor for their fine efforts in a tough 2001."

To our shareholders

The year 2001 was overshadowed by the events of September 11, a tragedy whose long-term effects are difficult to predict. During the year it also became increasingly clear that the extent of the economic slowdown was greater than anticipated. In addition to weaker economies and heightened risks in the global political arena, capital markets in recent months have been influenced by greater uncertainty about the integrity of corporate accounting methods. There is good reason to be prepared for a challenging and volatile 2002, even if some indicators are signaling that an economic recovery might be on its way.

In 2001, Investor continued to streamline its core holdings portfolio and continued to develop its new investments. An important strategic transaction was carried out during the summer when Investor increased its stakes in Ericsson and SEB and sold its holdings in SAS, SKF and Stora Enso. The transaction, which further sharpened Investor's focus on the technology and financial services sectors, has built a platform for creating good long-term value growth. A number of promising investments were also made in the New Investments business with regard to new companies and follow-on investments in existing portfolio companies.

Active ownership, combined with professional investment activities, has always been at the center of Investor's value creation process. At Investor we are convinced that committed and competent owners play an important role in today's increasingly short term-oriented capital markets.

However, the role of active owner requires an ownership stake of sufficient size in a company in order to influence important decisions, such as deciding the composition of the board.

Executive compensation levels have become a controversial issue following the recent disclosure about the pension benefits of former ABB CEOs. During the past few years Investor has worked actively to improve corporate board decision-making and increase transparency about compensation-related matters among our portfolio companies. Today, these issues are on the agenda of boards and most of our portfolio companies have established compensation committees with a mandate to ensure reasonable and fair reward systems.

The importance of transparent and accurate accounting of a company's operations and finances has also come into focus in recent months, especially as a result of the Enron affair in the United States. Proper accounting and information for the market is absolutely crucial and necessary for investment decisions and corporate governance. It is a prerequisite for well-functioning financial markets. It is worth pointing out here that transparency lies in the best interests of a company because it allows the market and shareholders to build an informed opinion of the company, its operations and value.

Today, Investor has about 125,000 shareholders in a number of countries. Our share is one of the most widely owned in Sweden. Investor's goal is to deliver long-term, attractive total returns to shareholders, based on a clear strategy.

On behalf of the board and the shareholders, I would like to thank the management and all employees at Investor for their fine efforts in a tough 2001.

I would also like to thank retiring chairman Percy Barnevik and board director Michael Treschow for their long and very valuable contributions to Investor's board.

Claes Dahlbäck
Chairman



"For Investor, the year was characterized by active work to support and position portfolio companies."

Balanced performance in a declining market

The year 2001 distinguished itself by extraordinary events in both the political and economic arenas. Developments on the world's stock exchanges were characterized by unusual volatility between quarters within a downward, overall trend. For example, the Stockholm Stock Exchange, the S&P 500 and Nasdaq experienced declines in the first and third quarters, but gains in the second and fourth. As a whole, 2001 was a weak year, with downturns on virtually all of the world's exchanges. It is worth noting that the Stockholm exchange declined two years in a row for the first time in 25 years, following a seven-year upward trend prior to 2000.

On an aggregate basis, the global economy showed little or no growth during 2001. The outlook for 2002 remains uncertain even if some positive signals can be perceived. The aggressive easing of monetary policy by the U.S. Federal Reserve was reflected in a record number of interest rate cuts, 11 times in succession. Rate reductions were also implemented in many other countries during the year, in combination with tax cuts and increased public spending. This combination of fiscal and monetary stimulation should have a positive impact on the global economy. Predicting the time horizon is more difficult, however. Nonetheless, the industrial economies are still burdened by the effects of overinvestment mainly in telecommunications and information technology, the risks of lower private consumption and higher unemployment. The year 2002 will involve many challenges across the international economy.

For Investor, the year was characterized by active work to support and position portfolio companies. Investor's Core Holdings portfolio was also further streamlined. Holdings in Ericsson and SEB were increased and holdings in SAS, SKF and Stora Enso were divested. This long-term and strategically important transaction sharpened Investor's focus on the telecommunications and financial services business segments. During the year Investor sold its remaining interest in Saab Automobile and Investor's own convertible debenture loans were retired. This has further concentrated the portfolio. It should also be noted that Investor's active portfolio management operations (securities trading) generated attractive returns during the year, despite the unstable financial markets. New Investments' representation in Investor's portfolio increased during 2001, which was in line with the previously announced strategy and represented yet another step in the process to focus on companies with high growth and profit potential. As a whole, Investor's diversified portfolio, consisting of companies of varying size that operate in different sectors, has contributed to the portfolio's balanced development.

In line with the decline on stock exchanges around the world, Investor's net asset value decreased during 2001. Most of the decline was attributable to falling prices for Ericsson and ABB shares. In contrast, holdings in AstraZeneca, Atlas Copco, Electrolux and Saab AB had a positive effect on Investor's net asset value. Investor's goal – to grow net asset value in excess of market cost of capital over a business cycle – remains firm. Historically, both Investor's net asset value growth and total returns have been competitive.

Growth in net asset value past ten years SEK bn.


200
100
0
92
93
94
95
96
97
98
99
00
01

AstraZeneca, Investor's largest holding, had a positive impact on Investor's net asset value in both 2000 and 2001. The company's progress in the research area, and successful work to create synergies since the merger in 1999, have been gratifying and have strengthened Investor's conviction that the merger was both right for the business and shareholders. Investor's very positive opinion of the company was further strengthened during the past year.

Ericsson went through a difficult year characterized by weak markets and far-reaching internal restructuring and cost reduction programs. The restructuring is proceeding, and for the year as a whole, Ericsson had a positive cash flow, which was an important goal.

ABB also had a difficult year characterized by the streamlining of operations and implementing efficiency measures. OM and WM-data are continuing to work intensively on their restructuring and cost reduction programs. These companies face a number of challenges to ensure good, long-term value creation. After the aborted merger between SEB and Swedbank, SEB is continuing to focus on customer-driven operations and profitability in Northern Europe.

The significance of constant renewal is worth emphasizing again and is important for Investor's portfolio companies, and well as for Investor. The ability to reinvent is also one of the criteria used to analyze Investor's core holdings. In this respect, Investor's new investments play an important role for the future of the portfolio. In order to fully benefit from Investor's network and achieve appropriate balance in the portfolio, the New Investments business is divided into two main operations – one focused on early-expansion IT and healthcare companies, and one concentrating on more mature companies with high return potential in a number of business sectors.

All major venture capital markets in the United States, Europe and Asia experienced sharp downturns during 2001. Investment activity in these markets declined dramatically, in the range of 40 to 60 percent, at the same time as fewer exits were made. During 2001 new funds raised for venture capital investments decreased to about one-third the level of 2000. Investor Growth Capital has been conservative about its pace of new investments and its valuations of existing holdings. Companies were written down if their future performance was difficult to predict, or if their progress was not in line with earlier projections. During 2001 EQT closed on a number of deals and Investor Growth Capital gradually stepped up its investment rate during the latter part of the year.

Hi3G, partly owned by Investor, is continuing to build a cost-effective organization for Sweden and Denmark. In January 2002, it was announced that Orange joined the Hi3G and Europolitan joint venture company for building and sharing a UMTS network outside Sweden's major metropolitan areas. Hi3G has made 3G phone calls in its network since mid-December. Hi3G's future development will be exciting to follow, since the company is expected to launch its first services towards the end of 2002.

The year 2002 will involve a number of challenges for Investor, as well as opportunities. With a focused portfolio of core holdings representing 85 percent of Investor's assets, and an established venture capital and private equity business, the prerequisites are in place for continuing long-term, high returns for shareholders. Investor's strong financial position provides stability in a fluctuating market and constitutes a solid platform for future initiatives. Historically, Investor has been able to generate competitive returns during times of both economic downturn and upturn. This remains our goal for the future.



Marcus Wallenberg
President and Chief Executive Officer



Investor's business model is based on active ownership and entrepreneurial investment activities.

Investor as a creator of value


Grow
net asset
value
Active owner
Active
investor

Investor's business model is built on a focused investment organization and well-developed analytical models and investment processes. The model is based on active entrepreneurial investment activities and active ownership. With its industrial expertise, financial competence and many years of experience, Investor is in a unique position to participate in and develop large and small companies for the future.

Active ownership is a central part of Investor's operations designed to create value in the different holdings. A number of corporate governance models are used internationally that differ in the way roles are divided between shareholders, board and management. The platform for Investor's active ownership is representation on the board of companies, participation in board work and the exchange of information and experience between CEOs and other key people in Investor's network. This active work with portfolio companies aims to support the companies and contribute to good long-term growth in holdings. However, Investor's work will depend on the company's stage of development and needs. Investor's global network plays an important role in finding experienced people who have the right type of competence and the right background for boards.

Investor's board work has the following important tasks to:

- appoint the CEO and/or contribute to the composition of the board and management in portfolio companies
- help establish and/or implement changes in the business orientation of companies and their general strategies
- participate in major structural deals
- participate in the work of companies to determine how their resources are utilized in the form of capital structure, dividend policy and investments
- help establish compensation committees and auditing committees
- assist management in establishing strategic and operational objectives and other targets.


Profitable growth
Global presence
Market-leading position
Ability to reinvent

Core Holdings

Read more: ch.investorab.com ▷▷

The Core Holdings portfolio comprises large public companies in which Investor owns a substantial number of the shares or voting rights, and is the leading or one of the leading owners. Investor's core holdings include ABB, AstraZeneca, Atlas Copco, Electrolux, Ericsson, Gambro, OM, Saab AB, Scania, SEB and WM-data. Together, Investor's core holdings have approximately 500,000 employees in more than 150 countries and are primarily leaders in their respective industries.

The core holdings operate in the following sectors: Healthcare, Technology, Engineering and Financial Services. Investor has set a return objective for core holdings that is higher than the market cost of capital over a business cycle.

On December 31, 2001, the market value of Investor's ownership stakes in the core holdings was SEK 111 billion, corresponding to 85 percent of total assets. The core holdings are therefore of the greatest significance for Investor's growth and success.

Board work

In the core holdings, normally one to three board representatives are closely associated with Investor by being, for example, members of Investor's board or management group. In several cases Investor's representatives hold the position of chairman or vice chairman in core holding companies. Working for the good of all shareholders is the basic task of all board members. Board representatives take an active role in the work of the board but can also function as advisers and discussion partners for management between board meetings. These people preferably have solid and extensive industrial and financial experience from top management positions in international corporations.

Investor puts heavy demands on representatives serving on the boards of core holdings. Board representatives must take initiative and drive issues on each board to help holdings develop in the right direction.

Analyses

Investor has a group of analysts that continuously monitor and analyze the core holdings, their competitors and markets. These analysts are in regular contact with different players in and around the companies and analyze, among other aspects, their strategies, structure and valuation in order to identify potential improvements and development alternatives. One to two analysts usually monitor each core holding. Investor's analysts continuously review the holdings together with Investor's management (see "Business teams" on the next page). Internal ranking and identification of potential points of improvement and future prospects constitutes the basis of Investor's work with core holding companies.

The Analysis Department follows the same sector division as the core holdings: Healthcare, Technology, Engineering and Financial Services. Each analysis sector has three to four analysts.

Analysts evaluate investments using a number of general criteria. Long term, the main criteria and financial goals are to be realizable to enable Investor to assess if it will remain an owner or increase its ownership.
These criteria are:

▹▹ ***Profitable growth***

Core holdings must increase in value – this is a decisive factor for Investor to reach its goal to grow net asset value. A company's ability to expand its operations while sustaining good profitability is the only sure way to create long-term shareholder value. To achieve healthy growth, companies usually have to adapt to long-term trends affecting society and leverage the business opportunities they afford. Increased mobility and automation are examples, but also an aging population with a growing need for care and different savings plans.

▹▹ ***Global presence***

To achieve continuing growth and development, a company usually has to be active in more than one market with strong, common brands and coordinated technological development. However, the ability to achieve global presence varies from company to company.

▹▹ ***Market-leading position***

In an increasingly competitive climate, companies capable of achieving good profitability are the ones that are leaders in their industries. This situation is becoming more and more common and is being intensified by rapid technological developments requiring more and more major investments in research and development.

▹▹ ***Ability to reinvent***

No trend lasts forever, and even growth industries with the strongest expansion will mature one day. Only companies with the ability to constantly renew and develop their business model will be able to achieve healthy growth and value creation in the long term.

Investor believes in long-term ownership and is prepared to actively support and develop companies through periods of change if the company is considered to have growth and profit potential in accordance with the established criteria.

In line with the above-mentioned criteria, a major transaction was carried out in June 2001 when Investor increased its holdings in Ericsson and SEB and divested holdings in Stora Enso, SKF and SAS at the same time. This transaction illustrated Investor's sharper focus on the technology and financial services sectors.

When Investor assesses that a holding should be divested, it looks primarily for industrial partners that can contribute to the development of the company. Since Investor usually has a large stake, exits are preferably executed through a structural deal. However, the basic principle is that the sale should generate the highest possible return for Investor's shareholders.

Business teams **Read more: bt.investorab.com ▹▹**

Analysts and Investor's board representatives in core holdings together form a business team, of which there is one for each core holding. These teams meet regularly and discuss current issues and possible value-creating activities for the company.

The work of business teams aims to provide Investor's representatives in portfolio companies with information that is as relevant and significant as possible. The market that portfolio companies operate in, as well as competitors, are also discussed and evaluated to enable Investor's board representatives to contribute to the development of companies in an optimum manner. In addition, information is extensively exchanged between business teams.


Investor's management and board
Recommendations about holdings
Business team
Analysts
Board representatives
Value-creating analysis
Board of portfolio company


Investor Growth Capital
Early and expansion stage
EQT
Buyouts
Investor Capital Partners – Asia Fund
Buyouts and growth capital
Ericsson Venture Partners
b-business partners
imGO

New Investments

Read more: ni.investorab.com ▷▷

Investor has been involved in venture capital investing since the company was founded in 1916. These investments in the private equity market are an important part of the value creation process.

Today, the New Investments business is focused primarily on unlisted companies with a high return potential. Investor has a well-diversified portfolio of more than 100 investments that are called new investments.

The strategy for the New Investments business is to build a portfolio with representation across company development stages, industry sectors and geographic locations in order to achieve a high risk-adjusted return. In the New Investments business, Investor Growth Capital focuses mainly on investments in the information technology (IT) and healthcare sectors. In contrast, EQT and Investor Capital Partners – Asia Fund focus on taking control positions in medium-size companies, preferably unlisted ones with growth potential in several different sectors. EQT is focused on Northern Europe, while Investor Growth Capital – Asia Fund is focused on the Asian market.

The structure of the investment organization aims to allow each unit to stay focused on, and thereby specialized in, their respective operations. Each team has a defined focus, delegated responsibilities and extensive knowledge in the industry or market it covers. Each team also has an incentive system based on the fulfillment of established return objectives. According to market practice in the venture capital sector, investment managers may be offered the opportunity to make parallel investments to some extent with the company. This practice also provides an incentive for managers and encourages personal commitment to analysis and investment work.

The market value of holdings in the New Investments business was in excess of SEK 12 billion on December 31, 2001, representing 10 percent of Investor's total assets. Since risk in this type of activity is greater than in the core holdings, the return requirement is also higher. The overall financial objective for the New Investments business is to generate annualized returns averaging 20 percent on realized investments. Investor's initiatives in the New Investments business should be valued over a longer time horizon.

Board work

Investor normally assumes an active role in companies to provide expertise and valuable contacts, primarily through board membership. In general, Investor is represented by the person responsible for the investment. In many cases, Investor can also contribute other experienced representatives from its network, either personnel from the internal organization, or representatives from the core holdings. For example, former management group members from the core holdings serve on the board of a number of companies in the New Investments portfolio.

Board work for companies in New Investments often

involves other types of issues than those facing core holdings. Those issues may concern more fundamental discussions about the design of business models and defining the right organizational structure for a company as it grows. Investor can contribute internal specialists for certain specific issues within corporate finance, human resources, communications, finance and specific industry expertise.

Analyses

Investment work is usually conducted by deal teams that perform thorough analyses and reviews of investment candidates. The extensive network in and around Investor and its core holdings offers unique opportunities for exchanging knowledge and experience when a company is evaluated and analyzed. Expertise from this network can provide technical insight and prognoses about technological developments. This can be crucial, since analyses and evaluations are often made of companies with pioneering technology, or untested medical treatments.

Specialized units with well-defined investment mandates conduct the activities of the New Investments business. The investment criteria are basically the following:

- strong management
- potential for profitable growth
- well-defined and solid business model
- well-developed financial plan and structure
- reasonable valuation and high return potential.

The divestment alternatives are also identified when an investment decision is made. A holding is often divested by selling it to an industrial company, or Investor can exit from a company when it is sold after an initial public offering. Holdings can also be transferred internally to Investor's Core Holdings, if they fulfill the established criteria and fit in with the portfolio's composition.

Investment managers

Investment managers analyze and monitor potential and existing holdings. Investor's investment managers operate within specific areas in which they possess special competence and knowledge. Investment managers must be highly skilled, since investments are made in technically advanced areas.

Network and People

Investor's global network

The common and uniting factor for the different parts of Investor's investment organization is the national and international network of people and companies that Investor has developed through decades of business operations. The network provides both breadth and depth in terms of experience, information and business flow. It consists of employees in the different functions and offices of the Investor organization around the globe, but also of executives in Investor's core holdings and new investments, and many other players that Investor has established relations with, such as the academic community. Investor thus has access to a unique combination of industrial and financial competence.

Investor's global network provides the following important advantages:

- the exchange of knowledge and experience
- the possibility to have "the right person in the right place at the right time"
- improvements to the deal flow in investment activities
- strength in due diligence work
- the possibility to discover trends and technology shifts at an early stage
- common business projects/joint ventures.

Investor strives constantly to find new ways to network people, companies and organizations to create rewarding projects. One method is to bring together leading executives in Investor's core holdings with top management personnel in new investment companies. Personnel from a holding can be of assistance to another in several different ways, through partnerships, board work or consultation. This benefits all parties involved.

The venture capital company b-business partners, formed in 2000, is a concrete example of how companies in Investor's network can collaborate. b-business partners focuses on investments in B2B e-commerce technologies in Europe and is a joint investment with a number of other companies inside and outside the Investor sphere.

Hi3G, co-owned with the Hong Kong-based Hutchison Whampoa group, is another result of Investor's extensive network. The formation of the venture capital company Ericsson Venture Partners, owned by Investor, Ericsson, Industrivärden and Merrill Lynch, is another product of this network.

Investor's people

Investor's investment operations employ over 200 people today. Investor strives to have a diversified work environment with regard to competence, age, nationality, knowledge, experience and gender. Investor aims to recruit people with cutting-edge expertise who come from varying backgrounds. On December 31, 2001, the average age of Investor's employees was 39 and there was an even percentage of men and women. At year-end 2001, a total of 14 different nationalities were represented among Investor's personnel.

Today, Investor's employees work in offices in Amsterdam, Hong Kong, New York, Palo Alto and Stockholm.



A focused investment and support organization creates a solid platform for long-term value creation.

Organization


INVESTOR
Core Holdings
New Investments
Other Holdings
Other Operations
Investor Growth Capital
Investor Asia
EQT
Investor Capital Partners – Asia Fund
not wholly owned
Corporate functions

Core Holdings

Read more: ch.investorab.com ▷▷

Work with the core holdings is carried out at Investor's headquarters in Stockholm. A large number of people work actively with the core holding companies on a day-to-day basis, including analysts, members of Investor's Management Group and other personnel. A number of other functions at Investor also work from time to time with core holding companies. An overview of the Core Holdings is provided on the next page.

New Investments

Read more: ni.investorab.com ▷▷

The New Investments business is divided into three independent investment units: Investor Growth Capital, Investor Capital Partners – Asia Fund, and EQT, each of which have a different investment focus. Diversification between these units allows risks to be spread, as well as participation in attractive companies in different stages, industries and markets.

Investor Growth Capital **Read more: igc.investorab.com ▷▷**

Investor Growth Capital is focused on investments in young growth companies in information technology and health-care in Europe and North America. Investor Growth Capital is a wholly owned subsidiary of Investor AB and has offices in New York, Palo Alto, Stockholm and Amsterdam.

Investor Growth Capital is focused mainly on venture capital for expansion stage companies, but continues to manage the portfolio of early stage start-ups that previously belonged to the Investor subsidiary Novare Kapital.

On December 31, 2001, the market value of Investor Growth Capital's portfolio was SEK 8,121 m.

Investor Growth Capital played an active role in the formation of the venture capital companies Ericsson Venture Partners and b-business partners. b-business partners, started in 2000, is a partnership with a number of large international corporations. b-business partners is focused on technology investments in B2B e-commerce and associated areas. In the future, Investor Growth Capital will concentrate its investments in European information technology companies through b-business partners.

In the IT sector, Investor Growth Capital is focused on companies in the following areas: *IT Services*, *Software*, *Technology*, *Telecommunications* and *Education*.

Overview of the Core Holdings

Company	Number of shares 12/31 2001 [1]	Book value SEK m. 12/31 2001	Market value SEK m. 12/31 2001	Share of Core Holdings (%)	Share of capital (%) [2]	Share of voting righs (%) [2]
Healthcare						
AstraZeneca	95,085,810	5,258	45,736	41	5	5
Gambro	68,638,225 [6]	1,885	4,496	4	20	26
		7,143	**50,232**	**45**		
Technology						
Ericsson	382,678,896 [5]	12,256	22,198	20	5	39
Saab AB [3]	21,611,925 [7]	628	2,150	2	20	36
WM-data	55,302,500 [9]	771	1,455	1	14	7
		13,655	**25,803**	**23**		
Engineering						
ABB	57,750,880 [8]	9,046	5,833	5	5	5
Atlas Copco	31,454,971	2,022	7,376	7	15	21
Scania [10]	18,170,073	1,604	3,439	3	9	15
Electrolux	19,613,190 [4]	2,226	2,927	3	6	24
		14,898	**19,575**	**18**		
Financial Services						
SEB	135,372,295	11,031	12,928	12	19	20
OM	14,350,507	890	1,980	2	17	17
		11,921	**14,908**	**14**		
Total		**47,617**	**110,518**	**100**		

1) Holdings, adjusted for any shares on loan.
2) After full dilution.
3) Reclassified from Engineering to Technology.
Of which, the number of shares on loan: 4) 104,837; 5) 183,000; 6) 150,000; 7) 49,200; 8) 586,290 and 9) 481,616.
10) Investor has a commitment to remain an owner of Scania through March 2002.

In the healthcare sector, investments are made in: *Biotechnology, Diagnostics, Healthcare Services, Life Science Technologies, Medical Devices* and *Pharmaceuticals*.

Investment criteria for Investor Growth Capital

Investment size	USD 3–50 m.
Geographic focus	North America and Europe
Investment stage	Early/expansion stage
Instruments	Equity or equity-linked
Investment horizon	3–7 years
Sector focus	Information technology and healthcare
Ownership structure	Minority
Board representation	Usually one board member
Exit	IPO or strategic sale

Investor Capital Partners – Asia Fund

Read more: icp.investorab.com ▷▷

Investor Capital Partners – Asia Fund is a private equity fund advised by Investor Asia Limited, a wholly owned subsidiary of Investor. The company has its offices in Hong Kong. The Asia Fund has committed capital totaling USD 322 m., including Investor's commitment of USD 200 m.

The Asia Fund focuses on buyouts and supplying growth capital to companies with strong management teams, clear and sustainable competitive advantages, defendable business models and substantial development potential. Investment sectors include manufacturing companies focused on outsourcing and export markets, high value-added services and consumer goods companies.

Geographically, the Asia Fund invests in Asia, excluding Japan.

On December 31, 2001, Investor's investments in Investor Capital Partners – Asia Fund, including the Investor Group's other investments in Asia, totaled SEK 1,357 m. Through the Asia Fund, but also through a direct investment, Investor is part-owner of imGO, a venture capital company formed in partnership with Ericsson and Hutchison Whampoa in 2000.

Investment criteria for Investor Capital Partners – Asia Fund

Investment size	USD 20–80 m.
Geographic focus	Asia
Investment stage	Late stage
Instruments	Equity or equity-linked
Investment horizon	Generally 3–5 years
Investment type	Buyouts and growth capital
Ownership structure	Controlling or structured minority positions
Board representation	Usually at least one board member
Exit	IPO or strategic sale

EQT

Read more: www.eqt.se ▷▷

EQT was formed in 1994 by Investor, among other companies. Investment activities are conducted through a number of funds with mainly external capital. Advisory services are provided through EQT Partners, of which Investor is majority owner. EQT Partners has offices in Helsinki, Copenhagen, Munich and Stockholm.

EQT's funds 12/31 2001 (millions)

	Currency (millions)	Capital commitment	Investor's share of capital commitments	Total invested amount	Book value of Investor's existing holdings	Major investments
Scandinavia I	SEK	2,908	393	2,824	189	Sabroe[2], Perlos[2], Duni (40%), FlexLink, Struers[2], TAC (62%)
Scandinavia II [1]	SEK	6,156	928	5,258	794	Dahl, Thule, HemoCue, Findus, TAC
Denmark	DKK	1,017	179	504	83	Contex, Nordic Info Group, Nederman
Finland	FIM	823	206	87	20	ADR Haanpää
Northern Europe	EUR	2,000	635	540	169	Dometic Appliances, Duni (60%), Plantasjen, Leybold Optics
Total – recalculated into SEK [3]		**30,375**	**7,819**	**13,912**	**2,702**	

1) The commitment includes SEK 420 m. in funds added in 2001.
2) Refers to investments that are no longer included in the portfolio.
3) The following rates were used to translate to SEK: DKK = 1.2598, FIM = 1.5758, EUR = 9.3665.

EQT's funds have a qualified investment base consisting of owners, leading Scandinavian institutions and international investors such as pension funds, banks, insurance firms, companies and private individuals. The five EQT funds Scandinavia I, Scandinavia II, Denmark, Finland and Northern Europe had a combined investment of nearly SEK 14 billion on December 31, 2001. Total commitments, in terms of available investment capital, amounted to approximately SEK 30 billion.

Investor is one of the major investors in the funds, with total commitments currently amounting to approximately SEK 8 billion. The value of Investor's investments in EQT was close to SEK 3 billion on December 31, 2001.

Investment criteria for EQT

Geographic focus	Northern Europe
Investment stage	Late stage
Instruments	Equity or equity-linked
Investment horizon	Generally 3–8 years
Investment type	LBOs
Ownership structure	Controlling or co-control
Board representation	At least one board member (with decisive influence)
Exit	IPO or strategic sale

Other Holdings and Other Operations

Other Holdings consist of Investor's new initiative Hi3G (read more on page 30), and holdings in Volvo and Syngenta, among other companies.

Other Operations consist of Investor's active portfolio management activities, which are conducted by the subsidiary Investors Trading AB. The mission of this company is to monitor and analyze the flow of market information, execute the Group's market transactions and generate an attractive return. In 2002, Investor's active portfolio management activities will be transferred to an external company, after which Investor will only conduct minor trading in equities.

Other Operations includes the wholly owned subsidiary The Grand Group (formerly Grand Hôtel Holdings), which conducts hotel, conference, banquet and restaurant operations in two locations: Grand Hôtel Stockholm and Berns Hotel in Stockholm.

The consulting company Novare Human Capital, offering services and counseling in the human resources field, is also part of Other Operations, as well as certain real estate assets.

Corporate functions

An efficient and successful investment organization puts heavy demands on well-functioning support units.
To provide support to the investment organization, Investor has a number of specialist functions which, by offering quality services and a high degree of service, create added value both strategically and operationally. The functions are Operations (Accounting, Risk Management, Treasury, Real Estate, Information Technology, Business Information Services, Security, Settlement and Personnel Administration), Corporate Communications and Human Resources.



Growth in net asset value is the focus of Investor's efforts to create value. Net asset value is defined as assets less liabilities.

Change in net asset value


Value trend
bn.
SEK/share
Net asset value
Net asset value/share
200
150
100
50
12-31-1997
03-31-1998
06-30-1998
09-30-1998
12-31-1998
03-31-1999
06-30-1999
09-30-1999
12-31-1999
03-31-2000
06-30-2000
09-30-2000
12-31-2000
03-31-2001
06-30-2001
09-30-2001
12-31-2001

By achieving the goal for growth in net asset value, the conditions are created for generating a superior return for Investor's shareholders. Investor's annual growth in net asset value has averaged 16 percent over the past ten years. During 2001 the change in net asset value was –18 percent (–3).

Read more: nav.investorab.com ▷▷

On December 31, 2001, Investor's net asset value amounted to SEK 118,284 m., compared with SEK 144,433 m. at year-end 2000[1]. Net asset value per share was SEK 154 on December 31, 2001, as against SEK 188 per share at year-end 2000.


Change in net asset value by segment 1999–2001, SEK m.
1999
2000
2001
Total, 1999–2001
Core Holdings
New Investments
Other Holdings
Other Operations
Investor Groupwide
Dividend
–20,000
0
20,000
40,000
60,000

During the year the change in net asset value was –18 percent, or SEK –26,149 m. The market's valuation of Investor's holdings is affected to a large extent by general developments on the world's stock exchanges, which were weak in 2001. The Stockholm Stock Exchange (Stockholmsbörsen) declined 20 percent in 2001 and Nasdaq, where a few of Investor's new investments are listed, was down 21 percent at year-end. Industries such as information technology and telecommunications have had clearly negative trends on stock exchanges, while sectors like pharmaceuticals, forestry products and engineering performed better in general. This was also reflected in the performance of Investor's portfolio. Investor's net asset value declined the most during the third quarter (–18 percent), when stock prices were not only affected by greater uncertainty about the global economy, but also by the terrorist attacks in the United States. In the final quarter of the year, the market turned and Investor's net asset value climbed 16 percent, or SEK 16,266 m.

Of the year's change in net asset value, Core Holdings accounted for SEK –19,907 m., New Investments for SEK –2,733 m., Other Holdings for SEK 810 m. and Other Operations for SEK 1,153 m. Investor Groupwide (including dividends and net financial items) accounted for SEK –5,472 m.


Change in value – Core Holdings* Jan. 1-Dec. 31, 2001, SEK m.
ASTRAZENECA
ATLAS COPCO
ELECTROLUX
SAAB AB
GAMBRO
SCANIA
SEB
WM-DATA
OM
ABB
ERICSSON
–15,000
–10,000
–5,000
0
6,000

* The value of holdings in SAS, SKF and Stora Enso, divested during 2001, changed by SEK 269 m., SEK 467 m. and SEK 846 m. up to the June 15 sales date.

1) Investor's own holding of own convertible debenture loans was retired in 2001. Comparative figures have been adjusted in net asset value calculations to take this into account.

Overview of net asset value

	12/31 2001		12/31 2000		Total return 1), %	
	SEK/share	Market value, SEK m.	SEK/share	Market value, SEK m.	1 year	10 years2)
Core Holdings						
AstraZeneca	60	45,736	57	43,437	3.9	21.8
Ericsson	29	22,198	39	29,771	–46.5	34.8
SEB	17	12,928	10	7,363	–4.0	17.2
Atlas Copco	10	7,376	8	6,495	16.3	20.2
ABB	7	5,833	18	13,990	–57.3	10.7
Gambro	6	4,496	6	4,702	–2.7	12.9
Scania	4	3,439	5	3,749	–5.5	
Electrolux	4	2,927	3	2,380	31.1	17.3
Saab	3	2,150	2	1,686	31.8	
OM	2	1,980	4	2,992	–38.9	30.5
WM-data	2	1,455	3	2,505	–41.6	38.2
Divested holdings in 2001 3)			16	11,774		
	144	***110,518***	***171***	***130,844***		
New Investments						
Investor Growth Capital	10	8,121	12	9,227		
Investor Capital Partners	2	1,357	2	1,300		
EQT	4	2,932	1	1,165		
	16	***12,410***	***15***	***11,692***		
Other Holdings						
Volvo	3	2,460	4	3,366		
Syngenta	2	1,240	2	1,162		
Saab Automobile debenture loan	–	–	5	4,050		
Hi3G	1	358	0	40		
Other	1	835	1	791		
	7	***4,893***	***12***	***9,409***		
Other Operations						
Active portfolio management activities	1	599	1	1,165		
The Grand Group	1	1,075	1	1,075		
Land and real estate	1	350	1	350		
Other	0	39	0	11		
	3	***2,063***	***3***	***2,601***		
Other assets, net	–1	–518	–	15		
Total assets	***169***	***129,366***	***201***	***154,561***		
Net debt	–15	–11,082	–13	–10,128		
Total net asset value	**154**	**118,284**	**188**	**144,433**		

1) Total return is the sum of share price appreciation and reinvested dividends.
2) Scania and Saab AB are not included since the measurement period is not applicable.
Astra has been included up to April 1999, and AstraZeneca after April 1999.
3) Including SAS, SKF and Stora Enso at a total value of SEK 11,774 m. The holdings were divested in 2001.

Core Holdings

During 2001 the value trend* of the Core Holdings was SEK –22,065 m. (–5,941).

Ericsson and ABB accounted for a substantial portion of the decline: SEK –14,767 m. and SEK –8,157 m., respectively. The largest contribution to growth in net asset value was from AstraZeneca with appreciation of SEK 1,156 m. Saab AB and Electrolux share prices increased the most, with each rising 28 percent and having a positive impact on Investor's net asset value with appreciation of SEK 464 m. and SEK 547 m., respectively.

Holdings in SAS, SKF and Stora Enso, which were divested during the year, contributed positively to growth in net asset value, increasing it a total of SEK 1,582 m., up to the June 15 sales date.

The divestment of these holdings generated a capital gain of SEK 7,008 m.

* The change in net asset value refers to total income as shown in the income statement plus the change in surplus value, while the value trend refers to the sum of realized income and the change in surplus value.

New Investments

The New Investments business had a negative effect on net asset value in 2001, reducing it by SEK –2,733 m. (496).

The value of New Investments declined because of a combination of factors – a decrease in the market value of listed assets, and write-downs of the values of unlisted holdings. The venture capital market in 2001 was characterized by reduced access to capital, lower valuations and fewer divestment opportunities. These deteriorated market conditions were taken into account in the valuation of the New Investments portfolio. During the year, write-downs were taken in the amount of SEK 2,802 m., in which all listed and unlisted holdings with a market value less than acquisition cost were written down. The write-downs were related mainly to holdings in the IT/Telecommunications sector.

The number of divestments in 2001, which were fewer than in the past few years, generated capital gains totaling SEK 447 m. (2,667). The average annualized return on realized investments has met the 20-percent return requirement since 1998.

During the period January 1, 1998 until December 31, 2001, the New Investments business contributed to growth in net asset value with appreciation of SEK 1,966 m.

Other Holdings and Other Operations

Other Holdings contributed SEK 810 m. (2,010) to net asset value growth. Holdings in Volvo and Syngenta contributed SEK 596 m. and SEK 78 m., respectively. **Other Operations** contributed SEK 1,153 m. to net asset value growth during the year (793), of which SEK 914 was attributable to income for the period.

Investor Groupwide

Investor's net asset value is also affected by a number of Groupwide items. The dividend to shareholders totaled SEK 4,218 m. (2,596). Other Groupwide items that impact net asset value are net financial items, expenses and taxes.

Contribution by New Investments to the change in net asset value, 1998–2001

SEK m.	1998	1999	2000	2001	Total 1998–2001
Capital gains, net (incl. dividends)	709	2,399	3,004	524	**6,636**
Write-downs, net	–344	14	–1,228	–2,802	**–4,360**
Operating costs	–210	–249	–325	–336	**–1,120**
Operating result	**155**	**2,164**	**1,451**	**–2,614**	**1,156**
Change in surplus value	1,162	722	–955	–119	**810**
Contribution to net asset value	**1,317**	**2,886**	**496**	**–2,733**	**1,966**

Overview of change in net asset value

The table below provides an overview of each segment's contribution to the change in net asset value, as well as the net asset values.

Performance by segment 1/1–12/31 2001

SEK m.	Core Holdings	New Investments	Other Holdings	Other Operations	Investor Groupwide	Total
Dividends	2,351	77	169	113		2,710
Capital gains						
Realized profit/loss	7,008	447	–458	909		7,906
Write-downs		–2,802	2,141	–67		–728
Other revenues and expenses				78		78
Operating costs	–193	–336	–8	–119	–84	–740
Operating income	**9,166**	**–2,614**	**1,844**	**914**	**–84**	**9,226**
Net financial items					–580	–580
Taxes and minority interest					–490	–490
Income for the period	**9,166**	**–2,614**	**1,844**	**914**	**–1,154**	**8,156**
Change in surplus value	–29,073	–323	–1,034	239	–58	–30,249
Other		204			–42	162
Dividends paid					–4,218	–4,218
Contribution to net asset value	**–19,907**	**–2,733**	**810**	**1,153**	**–5,472**	**–26,149**

Net asset value by segment 12/31 2001

Book value	47,617	10,901	4,376	1,634	–460	64,068
Accumulated surplus value	62,901	1,509	517	429	–58	65,298
Net debt					–11,082	–11,082
Total net asset value	**110,518**	**12,410**	**4,893**	**2,063**	**–11,600**	**118,284**

Performance by segment 1/1–12/31 2000*

SEK m.	Core Holdings	New Investments	Other Holdings	Other Operations	Investor Groupwide	Total
Dividends	2,090	337	295	66		2,788
Capital gains						
Realized profit/loss	10,202	2,667	1,274	584		14,727
Write-downs		–1,228	–1,497			–2,725
Other revenues and expenses				104		104
Operating costs	–215	–325	–8	–106	–86	–740
Operating income	**12,077**	**1,451**	**64**	**648**	**–86**	**14,154**
Net financial items					–676	–676
Taxes and minority interest					–19	–19
Income for the period	**12,077**	**1,451**	**64**	**648**	**–781**	**13,459**
Change in surplus value	–16,143	–955	1,946	145		–15,007
Dividends paid					–2,596	–2,596
Contribution to net asset value	**–4,066**	**496**	**2,010**	**793**	**–3,377**	**–4,144**

Net asset value by segment 12/31 2000

Book value	38,871	9,860	7,858	2,410	15	59,014
Accumulated surplus value	91,973	1,832	1,551	191		95,547
Net debt					–10,128	–10,128
Total net asset value	**130,844**	**11,692**	**9,409**	**2,601**	**–10,113**	**144,433**

* Investor's own holding of convertible debenture loans was retired in 2001.
Comparative figures have been adjusted in net asset value calculations to take this into account.



Investor's portfolio comprises 11 core holdings, approximately 100 new investments and a number of other holdings.

Portfolio

Investor is an active owner with a portfolio containing a large number of companies. Each company in the portfolio has its own specific focus and business environment. Today, Investor's portfolio comprises 11 core holdings, approximately 100 new investments and a number of other holdings. On the following pages the portfolio is described by sector (Healthcare, Technology, Engineering, Financial Services and Other Holdings). Investor's holdings in EQT's funds are described on page 18.

Total assets per sector and business segment on December 31, 2001 (market value)

SEK m.	Healthcare	Technology	Engineering	Financial Services	Other	Total
Core Holdings	50,232	25,803	19,575	14,908	–	**110,518**
New Investments, listed	843	1,196	50	–	108	**2,197**
New Investments, unlisted	1,644	5,257	929	47	2,336	**10,213**
Other	–	358	2,933	–	3,147	**6,438**
Total	**52,719**	**32,614**	**23,487**	**14,955**	**5,591**	**129,366**

Sectors


2000
1
2
3
4
5

1–Healthcare, 33%
2–Technology, 26%
3–Engineering, 21%
4–Financial Services, 7%
5–Other, 13%


2001
2
3
4
5

1–Healthcare, 41%
2–Technology, 25%
3–Engineering, 18%
4–Financial Services, 12%
5–Other, 4%

Business Segments


2000
2
3

1–Core Holdings, 85%
2–New Investments, 8%
3–Other, 7%


2001
2
3

1–Core Holdings, 85%
2–New Investments, 10%
3–Other, 5%

Listed/Unlisted


2000
2

1–Listed, 91%
2–Unlisted, 9%


2001
2

1–Listed, 91%
2–Unlisted, 9%

Healthcare

The Healthcare sector includes the two core holdings AstraZeneca and Gambro. New investments have also been made in a number of companies, primarily in North America and Sweden, in the biotechnology, medical devices and pharmaceutical industries.

Total assets in Healthcare by business segment

SEK m.	12-31-2001	12-31-2000
Core Holdings	50,232	48,139
New Investments		
– listed	843	730
– unlisted	1,644	1,676
Other	–	–
Total	**52,719**	**50,545**

AstraZeneca *Core Holding*


Healthcare, share of total assets
AstraZeneca, share of total assets

Chairman: *Percy Barnevik*
President and CEO: *Tom McKillop*

www.astrazeneca.com

On December 31, 2001:

Sales	Market capitalization	Income after financial items
SEK 173.7 bn.	SEK 839.5 bn.	SEK 43.0 bn.

On December 31, 2001, Investor's holding in AstraZeneca amounted to 5 percent of the share capital and 5 percent of the voting rights. The market value of Investor's holding in AstraZeneca was SEK 45,736 m.

Serving on AstraZeneca's board in 2001 were the following people associated with Investor: Percy Barnevik (Chairman), Håkan Mogren (Executive Vice Chairman) and Marcus Wallenberg.

AstraZeneca is one of the world's leading pharmaceutical companies focused on research in medicines and pharmaceuticals that is conducted in a global network of research units, mainly in Sweden, the United States and the United Kingdom. Priority research areas are gastrointestinal, cardiovascular, respiratory and central nervous system diseases, as well as pain control and infection.

In 2001, AstraZeneca submitted clinical data to the U.S. Food and Drug Administration (FDA) in support of IRESSA as monotherapy for treating advanced lung cancer. During the year the company also submitted its new superstatin for reducing cholesterol, Crestor, for regulatory approval in the U.S. and Europe. AstraZeneca's Nexium ulcer medicine was also approved and launched in the United States. On December 5, a patent infringement trial was initiated in the U.S. against four generic companies in which AstraZeneca is defending patents associated with its Prilosec ulcer medicine.

Trend of AstraZeneca's total return compared with the Stockholm Stock Exchange (SIXRX).
Index=100


800
400
0
800
400
0
91 92 93 94 95 96 97 98 99 00 01

AstraZeneca *Stockholm Stock Exchange*
Source: SIX AB

☐ Healthcare – *Core Holdings*

GAMBRO *Core Holding*


Healthcare, share of total assets
Gambro, share of total assets

Chairman: *Claes Dahlbäck*
President and CEO: *Sören Mellstig*

www.gambro.com

On December 31, 2001:

Sales	Market capitalization	Income after financial items
SEK 26.7 bn.	SEK 22.6 bn.	SEK –0.2 bn.

On December 31, 2001, Investor's holding in Gambro amounted to 20 percent of the share capital and 26 percent of the voting rights. The market value of Investor's holding in Gambro was SEK 4,496 m.

Serving on Gambro's board in 2001 were the following people associated with Investor: Claes Dahlbäck (Chairman), Håkan Mogren (Vice Chairman), Sven Nyman and Björn Svedberg.

Gambro is a global medical technology and healthcare company with leading positions in renal care and blood component technology. Gambro has about 20,000 employees in some 40 countries and revenues of approximately SEK 27 bn. Research and development activities are conducted in Sweden, Germany, Italy, Japan, France and the United States.

In 2001, Gambro opened new plants in Sweden and Germany to increase production capacity for dry concentrates and synthetic membrane dialyzers. During the year Gambro Renal Products launched a number of new products on the market, including the Phoenix hemodialysis machine, designed for the U.S. market, and the Serena home treatment machine for peritoneal dialysis. Gambro Healthcare has focused on improving the profitability of its U.S. operations. In the U.S., Gambro BCT was awarded an important patent for PET, a unique process for inactivation of pathogens in blood components.

Trend of Gambro's total return compared with the Stockholm Stock Exchange (SIXRX).
Index=100


800
400
0
800
400
0
91 92 93 94 95 96 97 98 99 00 01

Gambro *Stockholm Stock Exchange*
Source: SIX AB

New investments

Investments in Investor Growth Capital


Healthcare, share of total assets
New Investments, share of total assets

Read more: igc.investorab.com ▷▷

Affibody Technology, Sweden

Is a proteomics and biotherapy company leading the development of combinatorial protein engineering to enable high throughput protein characterization in drug discovery and the development of novel biotherapeutics and diagnostic products.
Investment year: 2000
www.affibody.com

Axcan Pharma, Canada

A specialty pharmaceutical company manufacturing and marketing drugs in the area of gastroenterology. *Listed.*
Investment year: 2000
Ownership on December 31: 9 percent
www.axcan.com

Gyros, Sweden

Has developed miniaturized laboratories in CD format, termed a "lab on a chip". Gyro's patented technology represents a breakthrough within the biotechnology sphere.
Investment year: 2000
www.gyrosmicro.com

IntraBiotics, United States

Developing antibacterial and antifungal drugs for treatment and prevention of serious diseases, including multi-drug resistant microbes. *Listed.*
Investment year: 1999
Ownership on December 31: 11 percent
www.intrabiotics.com

Intuitive Surgical, United States

Has developed a computer-enhanced, minimally invasive surgery system that combines natural hand movements with techniques used in traditional surgery. *Listed.*
Investment year: 1999
Ownership on December 31: 7 percent
www.intuitivesurgical.com

Kyphon, United States

Develops and markets minimally invasive balloon technologies for the treatment of compression fractures in the spine.
Investment year: 1999
www.kyphon.com

Healthcare – *New investments*

Molecular Staging, United States

A life sciences tool company developing technologies for the detection and measurement of proteins and nucleic acids across a broad range of applications in proteomics, genomics and diagnostics.
Investment year: 2000
www.molecularstaging.com

Personal Chemistry, Sweden

Has developed an automated system for chemical synthesis using a microwave heating technology that speeds up the rate and efficiency of chemical reactions.
Investment year: 2000
www.personalchemistry.com

Physiome Sciences, United States

Developing and commercializing software tools, proprietary databases and web applications for computer simulation of life processes in drug testing.
Investment year: 2000
www.physiome.com

Songbird Hearing, United States

Has developed a disposable hearing aid offering the mild-to-moderate hearing-impaired, a solution that is convenient and inexpensive.
Investment year: 2000
www.songbirdhearing.com

The above holdings represent the largest investments on December 31, 2001.

Investor Growth Capital has also invested in the following companies, among others: A + Science Invest , Accuro Immunology, Aerocrine, AlcoDia, Alpha Helix, Carmel Pharma, Cavidi Tech, EndoVasix, Entific Medical Systems, Esperion Therapeutics Inc., Got-A-Gene, Juvantia Pharma, Mando, Medicarb, Melacure Therapeutics, Metcon Medicin, NeuroNova, Otre, Ponsus Pharma, Stick Tech and Ullman Human Design Group.

Investments in Other Holdings, Asia

Investments have also been made in Asia in the following company, among others: Asia Renal Care.

Technology

The Technology sector includes the core holdings Ericsson, Saab AB and WM-data, as well as new investments in North America, Europe and Asia focusing on telecommunications, software solutions and IT services, among other areas. The Technology sector also includes Investor's investment in Hi3G, a UMTS mobile operator in Sweden.

Total assets in Technology by business segment

SEK m.	12-31-2001	12-31-2000
Core Holdings	25,803	33,962
New Investments		
– listed	1,196	2,583
– unlisted	5,257	4,125
Other	358	–
Total	32,614	40,670

ERICSSON *Core Holding*


Technology, share of total assets
Ericsson, share of total assets

Chairman: *Lars Ramqvist*
President and CEO: *Kurt Hellström*

www.ericsson.com

On December 31, 2001:

Sales	Market capitalization	Income after financial items
SEK 231.8 bn.	SEK 460.7 bn.	SEK –30.3 bn.

On December 31, 2001, Investor's holding in Ericsson amounted to 5 percent of the share capital and 39 percent of the voting rights. The market value of Investor's holding in Ericsson was SEK 22,198 m.

Serving on Ericsson's board in 2001 were the following people associated with Investor: Marcus Wallenberg (Vice Chairman) and Peter D. Sutherland.

Ericsson is a world-leading supplier of telecommunications equipment focusing primarily on mobile telephony. In this field, the company is the market leader in terms of sales and technology. Ericsson operates in 140 countries.

The year 2001 was challenging for the telecommunications industry as a whole. Telecom operators were burdened by substantial debt at the same time as the macroeconomy and stock exchanges weakened. Telecom operators had to scale back their investment plans as a result. During the year Ericsson launched a substantial efficiency program aiming to reduce costs in the range of SEK 20 billion per year. Despite these challenges, Ericsson succeeded in increasing sales and market shares within its core business. The company continued to develop new mobile phone technologies such as GPRS, EDGE and WCDMA.

Trend of Ericsson's total return compared with the Stockholm Stock Exchange (SIXRX).
Index=100


5,000
2,500
0
5,000
2,500
0
91 92 93 94 95 96 97 98 99 00 01
Ericsson
Stockholm Stock Exchange

Source: SIX AB

SAAB *Core Holding*


Technology, share of total assets
Saab AB, share of total assets

Chairman: *Anders Scharp*
President and CEO: *Bengt Halse*

www.saab.se

On December 31, 2001:

Sales	Market capitalization	Income after financial items
SEK 15.7 bn.	SEK 10.0 bn.	SEK 1.6 bn.

On December 31, 2001, Investor's holding in Saab AB amounted to 20 percent of the share capital and 36 percent of the voting rights. The market value of Investor's holding in Saab AB was SEK 2,150 m.

Serving on Saab AB's board in 2001 were the following people associated with Investor: Anders Scharp (Chairman), Marcus Wallenberg (Vice Chairman), Erik Belfrage and Björn Svedberg.

Saab is one of the world's leading high-technology companies, with its main operations focusing on defense, aviation and space. The group covers a broad spectrum of competence and capability in systems integration. With a broad range of advanced systems, products and services, Saab focuses on military and civilian growth areas. Operations are conducted in the following business areas: Systems & Electronics, Aerospace, Bofors Dynamics, Technical Support & Services, and Ericsson Space and Aviation Services.

The year 2001 was characterized by export successes for the JAS 39 Gripen fighter aircraft and the further streamlining of operations after the acquisition of Celsius in 2000. Hungary signed an agreement to lease 14 Gripen aircraft from the Swedish government and the Czech Republic announced its intention to acquire 24 planes from Gripen International, a company jointly owned by Saab and BAE Systems.

Trend of Saab AB's total return compared with the Stockholm Stock Exchange (SIXRX).
Index=100


200
100
0
200
100
0
91 92 93 94 95 96 97 98 99 00 01
Saab AB
Stockholm Stock Exchange

Saab AB was listed in 1998.
Source: SIX AB

WM-data

Core Holding


Technology, share of total assets
WM-data, share of total assets

Chairman: *Thord Wilkne*
President and CEO: *Crister Stjernfelt*

www.wmdata.com

On December 31, 2001:

Sales	Market capitalization	Income after financial items
SEK 12.0 bn.	SEK 8.6 bn.	SEK 0.01 bn.

On December 31, 2001, Investor's holding in WM-data amounted to 14 percent of the share capital and 7 percent of the voting rights. The market value of Investor's holding in WM-data was SEK 1,455 m. In February 2002, Investor increased its holding in WM-data to 19 percent of the capital and 32 percent of the votes.

Serving on WM-data's board in 2001 was the following person associated with Investor: Jacob Wallenberg.

WM-data is one of the leading providers of IT-related services in the Nordic region. The company focuses in particular on assisting customers by integrating existing enterprise and production systems with new technologies.

In 2001, WM-data benefited from its strong brand and captured market shares in an otherwise very weak market for IT services. In October 2001, WM-data finalized the sale of its 52-percent holding in Atea, a hardware distributor. The divestment was an important step in the streamlining of WM-data and the company's focus on qualified value-added IT services.

A comprehensive cost reduction program was launched at the end of the year to ensure that WM-data reaches its long-term profitability goals. Activities were continued to make WM-data a more customer-driven organization.

In April 2001, Crister Stjernfelt succeeded Lars Harrysson as President and CEO.

Trend of WM-data's total return compared with the Stockholm Stock Exchange (SIXRX).
Index=100


12,000
12,000
6,000
6,000
0
0
91 92 93 94 95 96 97 98 99 00 01
WM-data
Stockholm Stock Exchange

Source: SIX AB

New investments

Investments in Investor Growth Capital


Technology, share of total assets
New investments, share of total assets

Read more: igc.investorab.com ▷▷

b-business partners, Europe

A pan-European venture capital company investing in innovative business-to-business technologies. As of December 31, 2001, b-business partners has invested approximately EUR 60 m. in a portfolio of ten companies.
Investment year: 2000
www.b-bp.com

Bredbandsbolaget ("B2"), Sweden

A market leader in broadband communications in Sweden. Offers fiber-to-the-building and LAN-Ethernet broadband services to households and small companies. Broadband expands communication capacity far in excess of existing narrowband Internet and modem connections.
Investment year: 1999
www.bredband.com

Digia, Finland

Develops software and services for next-generation wireless information devices.
Investment year: 2000
www.digia.com

Edison Schools, United States

The largest private, for-profit operator of public schools in the U.S., currently operating 136 schools serving about 75,000 students from kindergarten through grade 12. *Listed.*
Investment year: 1997
Ownership on December 31: 1 percent
www.edisonschools.com

Ericsson Venture Partners, United States

A venture capital fund investing primarily in wireless and mobile Internet technologies in Europe and North America.
Investment year: 2001
www.ericssonventurepartners.com

GenOA, United States

Develops semiconductors to support optical communications, a low-cost, high-performance alternative to other optical amplifier technologies.
Investment year: 2000
www.genoacorp.com

Guru.com, United States

The leading Internet marketplace connecting freelancers and consultants with contract projects.
Investment year: 2000
www.guru.com

Invesmart, United States

A full-service retirement financial services firm. The company combines leading edge technology with financial expertise allowing employees to oversee and manage their retirement assets.
Investment year: 2000
www.invesmart.com

Lycos Europe, Germany

An online media company hosting a pan-European network of web sites. An initial investment was in Spray Network, which was acquired by Lycos Europe in an all-share transaction.
Listed.
Investment year: 1999
Ownership on December 31: 4 percent
www.lycos.com

NTRU Cryptosystems, United States

Provides encryption programs securing data transmission to wireless devices.
Investment year: 2001
www.ntru.com

Optillion, Sweden

A world-leading developer and manufacturer of fiber-optic Ethernet transceivers for high-speed data and Internet communications.
Investment year: 2000
www.optillion.com

Princeton Optronics, United States

An innovator in active components for fiber-optic networks. The company has cutting-edge competencies in high-power Vertical Cavity Surface Emitting Lasers, Micro Electro-Mechanical Systems and Radio Frequency technologies.
Investment year: 2001
www.princetonoptronics.com

Sandburst, United States

Is pioneering a revolutionary new technology for the design of VLSI (Very Large Scale Integration) semiconductors specifically targeted at data communications and Internet Protocol networking.
Investment year: 2001
www.sandburst.com

Startupfactory, Sweden

An early stage, value-added investor focused on wireless communications and mobile lifestyle products.
Investment year: 2000
www.startupfactory.com

Sylvan, United States

Provides personalized instructional services to students, and offers educational and professional development services to school systems. *Listed.*
Investment year: 1997
www.sylvanlearning.com

TeleGea, United States

Provides online sale and delivery of telecom services, such as long distance, wireless, messaging and paging, business services and mobile commerce.
Investment year: 2000
www.telegea.com

Tessera, United States

The leading IP licenser of Chip Scale Packaging technology to the semiconductor industry, the de facto standard for a number of memory architectures.
Investment year: 1996
www.tessera.com

WatchMark, United States

A leader in service-assurance software for wireless telecom service providers and other integrated network operators.
Investment year: 2001
www.watchmark.com

White Rock Networks, United States

Provides telecom and datacom carriers with a family of next-generation optical transport systems.
Investment year: 2001
www.whiterocknetworks.com

The above holdings represent the largest investments on December 31, 2001.

Investor Growth Capital has also invested in the following companies, among others: Aplion Networks, Apollo International, Applied Sensor, Carparts, Cidera, Curl, Customer Group, Excosoft, Gator, Hybrid Graphics, Intenna, JP Mobile, M7 Networks, Paratek Microwave, PipeBeach, Popwire, Projectplace International, Quisic, Radians Innova, SamSari Education, Scan Mobile, Spray, SQM, StepStone, Sörman Information, Umetrics and Viviance.

Investments in Investor Capital Partners – Asia Fund

Read more: icp.investorab.com ▷▷

imGO, Hong Kong

A venture capital company focusing on the wireless Internet industry in Asia by investing in telecom-related and wireless enabling technologies, software applications, content providers and broadband infrastructure. *Listed.*
Investment year: 2000
Ownership on December 31: 12 percent [1)]
www.imgo.com

1) Investor owns an additional 14 percent of imGO through a direct investment.

Investments in Other Holdings, Asia

ASM Pacific Technology, Hong Kong

Produces a broad line of back-end semiconductor manufacturing products, including die bonders, wire bonders, mold/encapsulation tools and trim and form equipment. *Listed.*
Investment year: 1995
Ownership on December 31: 4 percent
www.asm.com

Amkor Technology, United States

The world's largest independent supplier of outsourced semiconductor packaging and test interconnect services. *Listed.*
Investment year: 2000
Ownership on December 31: 1 percent
www.amkor.com

The above holdings represent the largest investments on December 31, 2001.

Investments have also been made in Asia in the following companies, among others: Alphatec Holding, Alphatec Semiconductor Packaging, China Software Association and eBIS Company.

Other

Hi3G

Hi3G was started in 2000 with the goal to become a leading mobile and multimedia operator with innovative and attractive services based on third-generation (3G) mobile telephony. The company has UMTS licenses in Sweden and Denmark. Hi3G is owned by Investor (40%) and Hong Kong-based Hutchison Whampoa (60%).

Hi3G is expanding rapidly. Mobile services and IT platforms are developed on a global basis in collaboration with other operators in Hutchison's 3G network in Australia, Hong Kong, Israel, Italy, the United Kingdom and Austria. To build large parts of the UMTS infrastructure in Sweden, Hi3G and Europolitan Vodafone formed a joint venture company – 3G Infrastructure Services (3GIS) – to facilitate the network's rollout in a cost-effective manner.

Orange has joined the Hi3G and Europolitan joint venture company for network construction (3GIS).
Investment year: 2000
www.hi3gaccess.se

Engineering

The Engineering sector consists mostly of the core holdings ABB, Atlas Copco, Electrolux and Scania. Investor's holding in Volvo is also included in this sector.

Total assets in Engineering by business segment

SEK m.	12-31-2001	12-31-2000
Core Holdings	19,575	28,581
New Investments		
– listed	50	129
– unlisted	929	311
Other*	2,933	3,721
Total	**23,487**	**32,742**

* of which Volvo SEK 2,460 m. (3,366).

ABB

Core Holding


Engineering, share of total assets
ABB, share of total assets

Chairman: *Jürgen Dormann*
President and CEO: *Jörgen Centerman*

www.abb.com

On December 31, 2001:

Sales	Market capitalization	Income after financial items
SEK 250.5 bn.	SEK 111.8 bn.	SEK 0.5 bn.

On December 31, 2001, Investor's holding in ABB amounted to 5 percent of the share capital and 5 percent of the voting rights. The market value of Investor's holding in ABB was SEK 5,833 m.

Serving on ABB's board in 2001 were the following people associated with Investor: Percy Barnevik (Chairman) and Jacob Wallenberg.

ABB is a global leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. ABB has about 157,000 employees in more than 100 countries.

Under the management of newly appointed CEO Jörgen Centerman, ABB launched a new organizational structure in the beginning of the year to put the customer at the center and make ABB easier to do business with. In combination with a comprehensive cost reduction program, this customer-centric organization provides the platform for leveraging ABB's strong market positions in the power and automation technology industries and will thereby improve the company's profitability and growth rate up to 2005. At the end of the year, Jürgen Dormann succeeded Percy Barnevik as ABB's new chairman.

Trend of ABB's total return compared with the Stockholm Stock Exchange (SIXRX).
Index=100


800
400
0
800
400
0
91 92 93 94 95 96 97 98 99 00 01
ABB
Stockholm Stock Exchange

Source: SIX AB

Atlas Copco

Core Holding


Engineering, share of total assets
Atlas Copco, share of total assets

Chairman: *Anders Scharp*
President and CEO: *Giulio Mazzalupi*

www.atlascopco-group.com

On December 31, 2001:

Sales	Market capitalization	Income after financial items
SEK 51.1 bn.	SEK 48.2 bn.	SEK 4.7 bn.

On December 31, 2001, Investor's holding in Atlas Copco amounted to 15 percent of the share capital and 21 percent of the voting rights. The market value of Investor's holding in Atlas Copco was SEK 7,376 m.

Serving on Atlas Copco's board in 2001 were the following people associated with Investor: Anders Scharp (Chairman), Jacob Wallenberg (Vice Chairman), Ulla Litzén and Michael Treschow.

Atlas Copco is a global industrial and rental-service group headquartered in Stockholm. The Group employs approximately 26,000 people and operates through a number of divisions within four business areas: Compressor Technique, Construction and Mining Technique, Industrial Technique, and Rental Service.

In 2001, Compressor Technique improved its operating margin and increased market share through successful product development and an effective market organization. The strategy to focus more and more on "the use of products" was implemented successfully in 2001 and Construction and Mining Technique achieved a double-digit operating margin after many years of cost reduction measures. In January 2002, it was announced that Gunnar Brock would succeed Giulio Mazzalupi as President and CEO at mid-year 2002.

Trend of Atlas Copco's total return compared with the Stockholm Stock Exchange (SIXRX).
Index=100


800
400
0
800
400
0
91 92 93 94 95 96 97 98 99 00 01
Atlas Copco
Stockholm Stock Exchange

Source: SIX AB

Electrolux *Core Holding*


Engineering, share of total assets
Electrolux, share of total assets

Chairman: *Rune Andersson*
President and CEO: *Michael Treschow*

www.electrolux.com

On December 31, 2001:

Sales	Market capitalization	Income after financial items
SEK 135.8 bn.	SEK 57.2 bn.	SEK 5.2 bn.

On December 31, 2001, Investor's holding in Electrolux amounted to 6 percent of the share capital and 24 percent of the voting rights. The market value of Investor's holding in Electrolux was SEK 2,927 m.

Serving on Electrolux's board in 2001 were the following people associated with Investor: Jacob Wallenberg (Vice Chairman) and Michael Treschow.

The Electrolux Group is the world's largest producer of powered appliances for kitchen, cleaning, forestry work and gardening. More than 55 million Electrolux Group products are sold each year to consumers and professional users in over 150 countries around the world.

In 2001, Electrolux strengthened its global position by acquiring Email Major Appliance Business, Australia's leading manufacturer of household appliances. The leisure appliances product line was also sold as part of Electrolux's efforts to streamline the group's operations. During the fall Electrolux launched a major package of measures to build a platform for growth and consolidate its leading position in powered appliances. In October, Hans Stråberg was appointed new President and CEO, effective Electrolux's annual meeting in 2002.

Trend of Electrolux's total return compared with the Stockholm Stock Exchange (SIXRX).
Index=100


800
400
0
800
400
0
91 92 93 94 95 96 97 98 99 00 01

Electrolux *Stockholm Stock Exchange*
Source: SIX AB

SCANIA *Core Holding*


Engineering, share of total assets
Scania, share of total assets

Chairman: *Ferdinand Piëch*
President and CEO: *Leif Östling*

www.scania.com

On December 31, 2001:

Sales	Market capitalization	Income after financial items
SEK 53.1 bn.	SEK 38.1 bn.	SEK 1.5 bn.

On December 31, 2001, Investor's holding in Scania amounted to 9 percent of the share capital and 15 percent of the voting rights. The market value of Investor's holding in Scania was SEK 3,439 m.

Serving on Scania's board in 2001 was the following person associated with Investor: Marcus Wallenberg.

Scania is a leader in trucks for heavy transport work, buses, and industrial and marine engines. The company also markets and sells a broad range of customer service and support products. Scania operates mainly in Western Europe and Latin America. In 2001, the company sold 48,331 vehicles.

In the beginning of 2001, Scania took over the Codema and Suvesa distributor groups in Brazil. The transaction was part of Scania's strategy to strengthen and expand its market-leading position in the country. In addition, Scania took determined action to improve both income and costs to return its Latin American operations back to profitability. In the fall, Scania also announced measures to restructure its bus-building operations.

Trend of Scania's total return compared with the Stockholm Stock Exchange (SIXRX).
Index=100


300
150
0
300
150
0
91 92 93 94 95 96 97 98 99 00 01

Scania *Stockholm Stock Exchange*
Scania was listed in 1996.
Source: SIX AB

Other

Volvo, Sweden

Volvo is one of the world's largest producers of trucks, buses, construction equipment, marine and industrial power systems, and aircraft engine components. The group also supplies total solutions covering finance, leasing, insurance and service. The Volvo Group has about 71,000 employees, production in 25 countries and operates on more than 185 markets. Annual sales amount to SEK 180 billion. *Listed.*
Investment year: 1999
Ownership on December 31: 3 percent
www.volvo.com

Financial Services

The Financial Services sector is dominated by the two core holdings SEB and OM.

Total assets in Financial Services by business segment

SEK m.	12-31-2001	12-31-2000
Core Holdings	14,908	10,355
New Investments		
– listed	–	–
– unlisted	47	70
Other	–	–
Total	**14,955**	**10,425**

SEB

Core Holdings


Financial Services, share of total assets
SEB, share of total assets

Chairman: *Jacob Wallenberg*
President and CEO: *Lars Thunell*

www.seb.se

On December 31, 2001:

Sales	Market capitalization	Income after financial items
SEK 29.2 bn.	SEK 66.9 bn.	SEK 6.2 bn.

On December 31, 2001, Investor's holding in SEB amounted to 19 percent of the share capital and 20 percent of the voting rights. The market value of Investor's holding in SEB was SEK 12,928 m.

Serving on SEB's board in 2001 were the following people associated with Investor: Jacob Wallenberg (Chairman) and Claes Dahlbäck (Vice Chairman).

SEB is a Northern European financial group for companies and private individuals. SEB has 630 branch offices in Sweden, Germany and the Baltic states. SEB has four million customers, of whom one million are using the bank's Internet banking services. The SEB Group has assets totaling SEK 1,200 bn., of which SEK 871 bn. are assets under management. SEB has about 21,000 employees.

In February 2001, a merger was proposed between SEB and Swedbank to build a strong platform for European growth and improve the profitability of operations in Sweden. The merger was aborted in September, however, when the banks concluded that the conditions for meeting the requirements of the European competition authority no longer existed, since synergies would be lost through concessions.

In conjunction with its third-quarter report in 2001, SEB presented an efficiency program to reduce costs by SEK 2,500 m. annually as of January 2003.

Trend of SEB's total return compared with the Stockholm Stock Exchange (SIXRX).
Index=100


800
400
0
800
400
0
91 92 93 94 95 96 97 98 99 00 01
SEB
Stockholm Stock Exchange

Source: SIX AB

Core Holdings


Financial Services, share of total assets
OM, share of total assets

Chairman: *Olof Stenhammar*
President and CEO: *Per E. Larsson*

www.om.com

On December 31, 2001:

Sales	Market capitalization	Income after financial items
SEK 3.1 bn.	SEK 11.6 bn.	SEK –0.5 bn.

On December 31, 2001, Investor's holding in OM amounted to 17 percent of the share capital and 17 percent of the voting rights. The market value of Investor's holding in SEB was SEK 1,980 m.

Serving on OM's board in 2001 was the following person associated with Investor: Sven Nyman (Deputy Chairman).

OM is a world-leading provider of transaction technology. OM offers system solutions for banks, brokerage firms, clearing houses, other financial institutions, and for companies trading in the global energy market. OM also operates exchanges and clearing and settlement activities, including Stockholmsbörsen (Stockholm Stock Exchange).

In 2001, OM decided to carry out an expense reduction program that will save SEK 150 m. in costs annually as of the first quarter of 2002. OM also decided to restructure Jiway, an electronic order and quote-driven market. OM took over full control of the exchange by purchasing Morgan Stanley's interest and is now carrying out a substantial cost reduction program.

Strong growth continued in OM's Technology operations in 2001 with a major order from the American Stock Exchange, among others, but lower equity trading in financial markets, with lower fees for derivate products, had a noticeable impact on OM's Transaction operations.

Trend of OM's total return compared with the Stockholm Stock Exchange (SIXRX).
Index=100


2,600
1,300
0
2,600
1,300
0
91 92 93 94 95 96 97 98 99 00 01
OM
Stockholm Stock Exchange

Source: SIX AB

Other

The Other sector includes investments in consumer products, transportation and logistics companies. These holdings consist primarily of EQT's investments and Syngenta.

Total assets in Other sector by business segment

SEK m.	12-31-2001	12-31-2000
Core Holdings	–	9,807
New Investments		
– listed	108	41
– unlisted	2,336 *	2,027
Other	3,147	8,304
Total	**5,591**	**20,179**

* Of which EQT accounts for SEK 1,619 m.

New investments

Investments in Other Holdings, Asia


Other, share of total assets
New Investments, share of total assets

Lerado, Hong Kong

A producer and contract manufacturer of high-quality and safe baby carriages and other infant accessories. *Listed.*
Investment year: 1996
Ownership on December 31: 11 percent
www.lerado.com

Other

Syngenta, Switzerland

Syngenta is a world-leading supplier of conventional and biotechnology crop solutions, including crop protection products and seeds. Sales amounted to about USD 7 billion in 2000, of which crop protection accounted for approximately USD 6 billion and seed for the remaining USD 1 billion. Syngenta has more than 23,000 employees around the world and invests USD 8,000 m. annually in research and development. Syngenta was added to Investor's holdings when AstraZeneca and Novartis merged their agribusiness operations, after which AstraZeneca paid a dividend of shares in Syngenta to AstraZeneca shareholders. *Listed.*
Investment year: 2000
Ownership on December 31: 2 percent
www.syngenta.com

Investor shares

Investor is Sweden's largest industrial holding company with a market capitalization that amounted to SEK 88 billion on December 31, 2001. At the end of the year, Investor was the seventh largest company on the Stockholm Stock Exchange (Stockholmsbörsen). During the year the total return on Investor shares developed negatively and was –15 percent (20).

Read more: share.investorab.com ▷▷

Turnover

The turnover of a company's share indicates how liquid the share is – that is, how much the share is traded. Investor's most traded share is the class B share. One method of measuring turnover is to analyze the turnover rate, here defined as the total number of traded shares as a percentage of the total number of shares outstanding in the company. In 2001, turnover in Investor shares totaled SEK 378.8 million, distributed among 62.8 million class A shares and 315.9 million class B shares. This corresponded to a turnover rate of 49 percent (57), compared with 134 percent (107) for the total turnover on the Stockholm exchange. On average, 1.5 million (1.8) Investor shares were traded daily.

Return

The price of Investor's class B share decreased during 2001 from SEK 141 to SEK 114.50, or 19 percent. During the same period the price of Investor's class A share declined from SEK 142 to SEK 114, or 20 percent.

Total return and turnover 12-31-1991/12-31-2001


Index
Number of shares
Investor
SIXRX
Number of shares traded, millions
Source: SIX AB
900
800
700
600
500
400
300
200
100
75
80
60
40
20
92
93
94
95
96
97
98
99
00
01

The diagram shows the trend for the total return on Investor shares. Total return includes share price growth in addition to reinvested dividends. The annual total return on Investor shares in the past three, five, ten and 20 years has averaged 11, 13, 22 and 22 percent, respectively.

Covariation between share price and net asset value

Long-term net asset value growth in excess of market cost of capital provides the basis for generating an attractive total return for Investor's shareholders in the long run.

One way of analyzing the covariation between share prices, a component of the total return, and net asset value, is to measure the correlation between them. This can vary between –1.0 and 1.0. A complete correlation exists if the calculated value totals 1.0.

The degree of covariation is affected by the market's access to information and how it interprets it – both information about the company and factors that impact the valuation of the company. Other factors affecting covariation might be changes in the market's behavior, for example, if investors change their investment focus and risk profile.

During 2001 the correlation has varied between 0.6 and 0.8 (based on 50 days of data). This is a consistently high correlation, indicating that Investor, as a company, has high transparency, enabling the market to see and react to changes in Investor's net asset value.

Risk and risk-adjusted return

When analyzing the return, the risk that the investment has involved should also be taken into account. One measure of risk is volatility, which shows the variation in a share's return, for example. High volatility indicates that a share's price movements have varied sharply. The table "Return and risk" shows the volatility of Investor shares over different periods. Over time, the volatility of Investor shares has been relatively constant. The Stockholm Stock Exchange as a whole has lower volatility than Investor's shares, which can be explained by the fact that the exchange consists of a large number of companies.

The Sharpe ratio is a measure of a share's return in relation to its risk. A high Scharpe ratio indicates a high return in relation to the level of risk. The Sharpe ratio allows the comparison of a risk-adjusted return with different types of assets over a certain period of time.

The Scharpe ratios for Investor are on par with the Stockholm Stock Exchange as a whole in a three, five and ten year perspective.

Return and risk

	3 years	5 years	10 years	20 years
Total return, %	38	81	615	5,026
Annual average total return, %	11	13	22	22
Volatility, %	29	29	30	34
Sharpe ratio	0.26	0.30	0.51	0.45

Dividend policy and dividend

Investor's dividend policy states that a high percentage of dividends received are to be distributed to shareholders in the form of an ordinary dividend. The dividend should increase evenly over time. In addition to the ordinary dividend, an extraordinary dividend can be paid, depending on the current tax situation. During the year the Swedish parliament decided to reduce the standard income rate, the basis for taxing industrial holding companies, from 2 to 1.5 percent of total assets. This reduction is valid as of fiscal 2002.

The Board of Directors and President propose that shareholders receive a dividend of SEK 5.50 per share (SEK 3.00 plus an extraordinary dividend of SEK 2.50) for fiscal 2001.

Ownership structure

At year-end 2001, Investor's share capital totaled SEK 4,795 m., represented by 767 million shares, each with a par value of SEK 6.25. Investor's board decided earlier to eliminate Investor's convertible debenture loan on the June 2001 maturity date. A large portion of the loan was repurchased earlier. The elimination of the loan had a positive impact on the net asset value per share.

The number of Investor shareholders decreased slightly during the year, from 127,365 to 125,190.

In general, the ownership structure has been relatively concentrated. The 15 largest owners account for 47.2 percent of the share capital and 71.8 percent of the voting rights. In terms of number, the largest category of shareholders is private investors, a total of 116,797 or 93 percent of the number of owners.

The proportion of institutional owners is high, with 87 percent of the shares being owned by 8,393 institutional owners. The largest single shareholder category is foundations. The three largest Wallenberg foundations jointly own 20.5 percent of the share capital and 44.1 percent of the voting rights. During the year the proportion of foundations increased, while the proportion of funds decreased.

Distribution of Investor's shareholders % of votes


1
2
3
4
5
6
1 – Trusts and foundations, 54%
2 – Foreign shareholders, 23%
3 – Private investors, 11%
4 – Insurance companies, 8%
5 – Mutual and stock funds, 2%
6 – Others, 2%

Structure of share capital, 12-31-2001

Class of shares	Number of shares	Number of votes	% of capital	% of votes
A 1 vote	311,690,844	311,690,844	40.6	87.2
B 1/10 vote	455,484,186	45,548,418	59.4	12.8
Total	**767,175,030**	**357,239,262**	**100.0**	**100.0**

At the same time, the ownership structure contains a large number of shareholders who own small blocks of shares.

Shareholder statistics according to VPC, 12-31-2001*

Size of holding		Number of shareholders	Total number of shares as % of share capital
1–	2,000	112,793	5
2,001–	20,000	11,179	8
20,001–	40,000	546	2
40,001–	80,000	301	2
80,001–	200,000	185	3
200,001–	400,000	72	3
400,001–	2,000,000	80	8
2,000,001–	4,000,000	12	4
4,000,001–	8,000,000	8	6
8,000,001–		14	59
		125,190	**100**

* Directly registered or registered in the name of nominees.

During the year Franklin Mutual Advisers sold its entire holding in Investor. BZ Group, which became a new owner in 2000, increased its holding further in 2001. Foreign ownership as a whole grew slightly during the year to 37 percent of the share capital and 23 percent of the voting rights. Foreign shareholders own primarily class B shares corresponding to 50 percent of the total number. Foreign owners in Switzerland hold the largest number of shares outside Sweden – 14 percent.

Investor's 15 largest shareholders listed by voting rights, 12-31-2001[1)]

	% of voting rights	% of share capital
Knut and Alice Wallenberg Foundation	38.0	17.7
BZ Group[2)]	11.4	9.1
EB Foundation	4.9	2.3
Skandia	3.9	3.8
Marianne and Marcus Wallenberg Foundation	3.5	1.6
Marcus and Amalia Wallenberg Foundation	2.6	1.2
SEB	1.5	0.7
AMF-p	1.2	2.7
Third AP Fund	0.9	0.8
Second AP Fund	0.8	0.7
Alecta Insurance – mutual	0.8	3.1
Nordea's mutual funds	0.7	0.4
Handelsbanken's mutual funds	0.7	0.6
Putnam Investments[3)]	0.5	2.3
SB Foundation	0.4	0.2
Total	**71.8**	**47.2**

1) Directly registered or registered in the name of nominees.

2) In accordance with holding announced in July 2001.

3) According to VPC. However, a holding corresponding to 5 percent of the share capital was disclosed in May 2000.



The Administration Report describes Investor's operations and contains the income statements, balance sheets, statements of cash flows and notes to the financial statements.

Administration Report

The Board of Directors and the President hereby present their report on the operations of Investor AB (publ), 556013-8298, for 2001, the Company's eighty-fifth year of business. The following income statements, balance sheets, statements of cash flows, accounting principles and notes to the financial statements constitute an integral part of the Annual Report.

During the year Extoria Trade AB, Investor Investments AB, Borgas AB and Exportfinans AB were merged with the Parent Company.

Investor AB's convertible debenture loans from 1991 and 1992, issued in connection with the acquisition of Saab-Scania, matured in June 2001. Slightly more than 90 percent of the loan volume was held by a company in the Investor Group and was retired before the maturity date.

Fiscal Year 2001

OPERATIONS

Investor AB is an industrial holding company that is focused primarily on active ownership and active investment activities to create and maximize value for shareholders in the long term.

Investor's investments consist of the Core Holdings (established, listed companies) and New Investments (venture capital and private equity investments), Other Holdings (such as Volvo, Hi3G and Syngenta) and Other Operations (The Grand Group, Investor's active portfolio management activities and certain real estate properties).

Investor is listed on Stockholmsbörsen (the Stockholm Stock Exchange), where the Company's class A and class B shares are traded.

GROUP

Investor's consolidated financial statements include associated companies reported in accordance with the acquisition cost method. The consolidated financial statements reported in accordance with the equity method are shown in Note 22.

Consolidated operating income amounted to SEK 9,226 m. (14,154). Income after financial items totaled SEK 8,646 m. (13,478). Net income for the year was SEK 8,156 m. (13,459).

Investments in financial and tangible assets amounted to SEK 23,184 m. (10,761) in 2001.

On December 31, 2001, total assets of the Investor Group amounted to SEK 73,168 m. (70,806), of which SEK 52,986 m. (48,782) was shareholders' equity.

Investor's net asset value (market value of total assets less total liabilities) and its change best reflect the Group's performance. On December 31, 2001, Investor's net asset value amounted to SEK 118,284 m. (144,433). During the year the net asset value changed by SEK –26,149 m. (–4,144).

PARENT COMPANY

Operating income of the Parent Company amounted to SEK 9,663 m. (9,631). Net income for the year totaled SEK 10,053 m. (8,711).

During the year a total of SEK 20,499 m. (11,508) was invested in financial and tangible assets.

Total assets of the Parent Company amounted to SEK 83,787 m. (82,473) on December 31, 2001, of which SEK 57,108 m. (51,531) was shareholders' equity.

The majority of Investor employees who were formally employed by Patricia Trading AB in Sweden have been employed by the Parent Company since January 1, 2001.

INVESTMENT OPERATIONS

Core Holdings

Investor's Core Holdings include ABB, AstraZeneca, Atlas Copco, Electrolux, Ericsson, Gambro, OM, Saab AB, Scania, SEB and WM-data. On December 31, 2001, the book value of these holdings was SEK 47,617 m. (38,871).

In 2001, shares were purchased for a total of SEK 15,095 m. (1,304) and shares were sold for SEK 13,556 m. (13,838). Purchases during the year included 2,665,500 B shares in AstraZeneca for SEK 1,143 m. and 1,510,000 B shares in OM for SEK 312 m. In addition, a transaction was made with the Knut & Alice Wallenberg Foundation, and the Marianne & Marcus Wallenberg foundation, in which Investor increased its holding in Ericsson by 109,172,096 A shares, and in SEB by 64,568,615 A shares. In the same transaction, Investor sold its holdings in Stora Enso, SKF and SAS, a total of 77,892,748, 14,955,052 and 13,155,980 shares, respectively. The value of the shares in the transaction was determined by the weighted average price of the shares on the Stockholm Stock Exchange during the ten trading days preceding the transaction date. The transaction was part of Investor's strategy to create a more growth-oriented portfolio. The total value of the transaction was SEK 13,640 m., of which SEK 83 m. was a cash payment to the foundations. Investor booked a capital gain of SEK 7,008 m. on the transaction, after deduction for costs related to the transaction. After the transaction, Investor's holding in Ericsson amounts to 256,660,096 A shares and 126,018,800 B shares corresponding to 4.7 percent of the share capital and 38.7 percent of the voting rights, while Investor's holding in SEB amounts to 135,372,295 A shares representing 19.2 percent of the capital and 20.0 percent of the votes.

During the year Investor received dividends from core holdings amounting to SEK 2,351 m. (2,090).

On December 31, 2001, the market value of core holdings totaled SEK 110,518 m. (130,844).

New Investments

The New Investments business consists of venture capital and private equity investments within Investor Growth Capital, Investor Capital Partners – Asia Fund and EQT. The total amount of capital allocated to the New Investments portfolio, as decided by the Board of Directors, amounts to USD 3,000 m., corresponding to approximately SEK 32 bn. on December 31, 2001.

The book value of Investor's New Investments was SEK 10,901 m. (9,860). In 2001, SEK 6,893 m. (8,074) was invested and shares were sold for a total of SEK 3,820 m. (4,490). Of the invested amount, SEK 1,783 m. was related to Investor's acquisition of ABB's holding in b-business partners. SEK 2,020 m. of the sales proceeds was related to b-business partners buying back its own shares.

Sales during the period generated capital gains totaling SEK 447 m. (2,667). The average annualized return on realized investments in 2001 was in line with the established return requirement of 20 percent.

Write-downs booked during the period totaled SEK 2,802 m. (1,228). All listed and unlisted holdings with an estimated market value less than the acquisition value were written down to the estimated market value.

The total market value of Investor's New Investments portfolio (taking into account purchases and sales) increased SEK 718 m. during the year (4,074) and amounted to SEK 12,410 m. on December 31, 2001 (11,692).

Investor Growth Capital

Investor Growth Capital's activities are focused primarily on expansion stage investments in growth companies in the IT and healthcare sectors in Europe and North America. Investor's board has committed USD 1,800 m., corresponding to about SEK 19 bn., to this area of the New Investments business.

Due to the prevailing market situation, Investor Growth capital was selective about making additional new investments in 2001. During the year six (32) new investments were made and 38 (36) add-on investments in existing holdings. The number of divestments totaled nine (eight). Large holdings divested during the year included NTL and part of the holdings in Edison and Medtronic.

On December 31, 2001, the number of companies in the portfolio totaled 82 (85), including various holdings in funds.

Investor Capital Partners – Asia Fund

Investor Capital Partners – Asia Fund has committed capital totaling USD 322 m., of which Investor's commitment amounts to USD 200 m., which Investor has allocated to the fund.

In 2000, the Asia Fund invested in the venture capital company imGO. During 2001 imGO invested in four companies, including iSilk, Info Talk and Ness Display.

On November 1, 2001, Winnie Fok became CEO of Investor Asia Limited, investment adviser to the Asia Fund.

EQT

EQT's investment activities are conducted in a number of funds with primarily external capital. Advisory services are provided through EQT Partners, of which Investor is majority owner. The five EQT funds are EQT Scandinavia I, EQT Scandinavia II, EQT Denmark, EQT Finland and EQT Northern Europe. Investor's stake in the funds varies between 13 and 32 percent. The funds invest in companies with considerable potential for profitability improvement, growth and value creation in different industries. The board has allocated USD 1,000 m., the equivalent of about SEK 11 bn., to this area of the New Investments.

EQT's five funds have capital commitments totaling approximately SEK 30 bn., of which Investor's commitment amounted to SEK 8 bn. on December 31, 2001. At year-end, the book value of Investor's existing holdings amounted to SEK 2,702 m. (1,053). Through its funds, EQT acquired the remaining 50 percent of Duni during 2001 and also invested in Dometic Appliances (Electrolux's former leisure appliances business) and Plantasjen. EQT Scandinavia I sold its shares in Struers Holdings A/S (Denmark) in 2001.

Other Holdings

Other Holdings include holdings that Investor has obtained or received as a result of, for example, dividends, acquisitions or structural deals that are not classified as Core Holdings or New Investments. These holdings consist primarily of Volvo, Syngenta and Hi3G Access AB (Hi3G).

On December 31, 2001, the book value of Other Holdings amounted to SEK 4,376 m. (7,858).

The total market value of Other Holdings was SEK 4,893 m. at year-end (9,409).

Saab Automobile

In the first quarter of 2001, General Motors made the agreed payment of SEK 4,050 m. to acquire Investor's subordinated loan to Saab Automobile. Investor booked a capital gain of SEK 1,160 m. on the transaction.

Volvo

During the year 7,500,000 shares in Volvo were sold, which had a positive net effect of SEK 176 m. on income. On December 31, 2001, Investor's remaining holding in Volvo amounted to 1,155,240 A shares and 12,864,480 B shares valued at SEK 2,460 m.

Hi3G

Hi3G was formed in connection with the application process to win a UMTS license in Sweden. Hi3G is owned by Investor (40 percent) and Hong Kong-based Hutchison Whampoa (60 percent). The holding in Hi3G is part of Investor's investments in the telecommunications sector.

On December 16, 2000, Hi3G was awarded one of four UMTS licenses in Sweden. On September 20, 2001, Hi3G was also granted one of four UMTS licenses in Denmark. Considerable synergistic benefits are expected to be realized between the Swedish and Danish operations. During 2001 Hi3G and Europolitan Vodafone formed a joint venture company, 3G Infrastructure Services (3GIS), to build UMTS infrastructure in Sweden. In January 2002, Orange Sverige AB also became a partner in 3GIS.

In its license application to the Swedish Post and Telecom Agency (PTS), Hi3G has committed itself to ensure that the necessary financing will be provided in accordance with the business plan described in the application. The maximum amount stated in the application regarding forecast financing needs was SEK 36.9 bn., of which a substantial portion is debt financing. Due to the announced cooperation to share infrastructure construction investments, this figure has been reduced considerably.

In accordance with the consortium agreement reached with Hutchison Whampoa, Investor also has a commitment to guarantee part of Hi3G's financing for the rollout of UMTS infrastructure in Sweden, in areas that are not covered by 3GIS's construction plans, to the extent that the rollout cannot be financed through external loans.

Investor and Hutchison Whampoa have a commitment to 3GIS to guarantee Hi3G's fulfillment of commitments to 3GIS. Hi3G's commitment is to finance, either with capital or loans, one third of 3GIS's rollout of UMTS infrastructure in Sweden, but excluding certain areas, primarily Stockholm, Gothenburg and Malmö. Investor's share of the guarantee amounts to approximately SEK 1.5 bn. The amount of the guarantee is being reduced as a consequence of the following: loan payments made by Hi3G to 3GIS; Hi3G's possible share of external financing on behalf of 3GIS, and Hi3G's possible share of external borrowings obtained directly by 3GIS.

Other commitments associated with Investor's holding in Hi3G concern a bank guarantee that Investor AB has made on behalf of SEB. Investor's commitment refers to 40 percent of a guarantee totaling approximately DKK 86 m. that SEB has assumed on behalf of the Danish telecom agency with regard to future license fees. The guarantee was made when Hi3G Denmark was awarded a UMTS license. As of December 31, 2001, Investor had provided a total of SEK 358 m. (40) in capitalization to Hi3G.

Novare Human Capital

Investor started a new company called Novare Human Capital in 2001. The company's operations are focused on services and counseling in the human resources area. Through Novare Human Capital Investor can supply professional human resources services to portfolio companies, mainly those in the New Investments business.

Novare Human Capital reported invoiced sales of SEK 11.7 m. (of which SEK 0.4 m. was invoiced to Investor Group companies). Income after net financial items was SEK 3.1 m.

Other Operations

This business area includes Investor's active portfolio management activities, The Grand Group and certain land and real estate holdings.

The book value of Other Operations amounted to SEK 1,634 m. (2,410) on December 31, 2001.

The total market value of Other Operations amounted to SEK 2,063 m. (2,601) at the close of the period.

Active portfolio management activities

Income reported for 2001 totaled SEK 955 m. (650).

The Grand Group

The Grand Group conducts operations through Grand Hôtel and the Berns hotel, restaurant and conference facilities in Stockholm. The year started out favorably for Grand Hôtel, but at the end of summer business declined because of the economic downturn in combination with the events of September 11. Group sales totaled SEK 406 m. (418). Income after financial items was SEK 17 m. (67). Major renovation work was also started during the year, for which SEK 41 m. was booked as a cost and reduced income.

DIVIDEND

In 2001, Investor paid a dividend of SEK 3.00 and an extraordinary dividend of SEK 2.50 for fiscal 2000, a total of SEK 4,218 m. (2,596). For fiscal 2001, the board proposes that the dividend and extraordinary dividend be unchanged.

GROUP LIQUIDITY, EQUITY/ASSETS RATIO AND NET DEBT

At the close of the period, the Group's cash and short-term investments amounted to SEK 3,371 m. (5,723). Interest-bearing current and long-term liabilities totaled SEK 14,257 m. (15,662). The equity/assets ratio was 85 (87) percent and consolidated net debt amounted to SEK 11,082 m. (10,128), of which pension provisions accounted for SEK 196 m. (189). On December 31, 2001, net debt in relation to the market value of total assets was 9 percent (7).


bn.
Consolidated net debt
%
0
-10
-20
0
-8
-16
97
98
99
00
01
Total net debt
Net debt/ total assets

Liquid funds are invested in interest-bearing securities with low risk and high liquidity. No currency risk exists in the liquid funds portfolio, since placements in foreign currencies are eliminated through swap contracts.

Investor's loan financing is primarily through short- and long-term loan programs in Swedish and European capital markets. Investor also has a syndicated bank loan facility of USD 1,000 m. that is valid through July 2003. This facility had not been utilized at year-end.

During the year Investor decreased its total borrowing by paying off loans on the due date and repurchasing outstanding bonds with short remaining terms. A portion of the debt portfolio was refinanced during the year, however. Three private placements were made in Investor's Euro Medium Term Note program (EMTN). Issues were made in EUR, USD and JPY for a total of SEK 1,185 m., with a maturity of two to 10 years.

Investor also has a Swedish Medium Term Note program (MTN) that was updated during the year.

In addition, Investor was active in the European Commercial Paper market, issuing Investor commercial paper for SEK 1,266 m. during the year. At year-end, SEK 840 m. of this paper was outstanding.

The following table shows the Group's interest-bearing liabilities.

Interest-bearing liabilities

Outstanding amounts

SEK m.	12-31-2001	12-31-2000
Short-term loans and facilities		
Euro Commercial Paper program	840	399
Swedish MTN program (matures in 1 year)	500	1,000
Euro MTN program (matures in 1 year)	1,064	506
Other	–	2
Total	**2,404**	**1,907**
Long-term loans and facilities		
Euro MTN program	10,323	11,643
Swedish MTN program	1,530	2,112
Total	**11,853**	**13,755**
Total short-term and long-term loans	**14,257**	**15,662**

At year-end, the average term for the debt portfolio was 3.6 years (4.2). The following chart shows the maturity structure of the loans.

Maturity structure, debt portfolio SEK m.


Debt
10,000
5,000
0
< 1 year
1–5 years
5–10 years

The average interest rate on loans was 4.7 (5.0) percent and the average fixed interest term was 1.6 years at year-end (4.2). Loans in foreign currencies were converted to Swedish kronor via derivative instruments. No currency risk exists in the debt portfolio.

Investor AB has short-term and long-term ratings from Standard & Poor's and Moody's.

Rating institution	Long-term rating	Short-term rating	Latest rating/change
Standard & Poor's	AA-	K-1/A-1+	1994/1997
Moody's	A2	P-1	1998/1999

A rating is a relative assessment of a company's ability to meet its payment obligations and financial commitments.

RISKS AND RISK MANAGEMENT

Commercial risks

Investor's business activities expose the company to risks. Maintaining long-term ownership in core holdings and a flow of investments and divestments in new investment activities involves commercial risks, such as having a high exposure in a certain industry or an individual holding, changed market conditions for finding attractive investment candidates, or barriers that arise and prevent exits from a holding at the chosen time.

The factors that help minimize risks in Investor's business activities are mainly:

- Investor has a diversified portfolio with a good balance between different industries and between companies in various development stages. Core holdings have international operations and are therefore exposed, only to a limited extent, to economic developments in a single country
- active board work provides good insight into the performance of companies and thereby the possibility to identify risks and find specific opportunities for growing value
- the Core Holdings and some of the companies in New Investments are listed and have high liquidity. They can therefore be sold when needed, providing high financial flexibility for Investor.

Financial risks

The main financial risks that the Investor Group is exposed to are market risks, primarily risks associated with fluctuations in share prices, but also interest rate risks and exchange rate risks. Other risks that arise in the company's operations include liquidity risks, financing risks, credit risks and operational risks.

Activities to manage and control risks in the business are carried out through a Risk Committee consisting of representatives from the board and management. The Risk Committee's task is to recommend policies and limits to the board and function as a forum for discussing risk-related issues.

Investor's risk policy stipulates methods for risk measurement, risk mandates for market risks and credit risks, and principles to minimize operational risks in the business.

The Risk Management function is responsible for identifying risks, ensuring that policies and instructions are followed, formulating risk measurement methods and ensuring accurate reporting of specific types of risks. The Treasury function manages interest rate risks, liquidity risks and financing risks associated with the administration of cash and borrowing operations.

Market risks

Market risk refers to the risk of losses caused by fluctuations in share prices, exchange rates and market interest rates.

Most of the market risk exposure is in Investor's core holdings (share price risks). The core holdings are analyzed and continuously monitored by Investor's analysts. Through active ownership, which is exercised through board representation and other ways, Investor influences a company's strategy and decisions. Thus, a large portion of market exposure in a core holding does not necessarily lead to any action. It is the long-term commitment that lays the groundwork for Investor's strategic measures.

The New investments business is also exposed to share price risks but also to currency risks in investments made in foreign companies. Investor also takes an active role in these companies through board work. The total exposure is managed by the board's committed capital framework for the operation. There is no regular hedging of new investments in foreign currency, since the investment horizon is long-term and currency fluctuations are expected to equal out over time. The hedging policy is subject to continuous evaluation and deviations from the policy may be allowed if it is judged to be beneficial in a market-economic perspective. In 2001, USD 500 m. was sold under a forward contract up to December 2002 to hedge growth in value because of a strong dollar rate, which has happened in recent years in holdings acquired in dollars.

Total investments in foreign currency, SEK m.

	12-31-2001	12-31-2000*
USD	5,153	6,540
EUR	3,634	2,250
Other European currencies (GBP, NOK)	219	309
Asia (HKD)	935	851
Total	**9,941**	**9,950**

* Excluding own holding of Investor convertibles.

Investor's active portfolio management business conducts short-term equity, fixed-income and currency trading. The market risks in these activities are measured and limited in terms of Value-at-Risk (VaR). VaR is a standard method for measuring and controlling market risks and is a measure of the decline in value that a portfolio with financial assets risks over a given time period.

Interest rate risks in borrowing and investment operations can be controlled by striving for a fixed interest term whose purpose is to provide flexibility to change the portfolio at the same rate as placement activities, and to minimize loan costs over time.

Liquidity and financing risks

Liquidity risks refer to the risk that a financial instrument cannot be divested without considerable extra costs and the risk that liquidity will not be available to meet payment commitments.

Liquidity risks are minimized in Treasury operations by keeping the maturity of investments in cash for less than one year, and by keeping the ratio between cash and credit commitments/current liabilities always higher than 1:1.

Financing risks are defined as the risk that financing cannot be obtained, or can only be obtained at increased costs as a result of changes in the financial system. In order to minimize financing risks, the Treasury function works actively to ensure financial preparedness by establishing loan and credit facilities for long-term and short-term borrowing. Allocating loan maturities over time (see chart "Maturity structure, debt portfolio") and diversifying sources of capital further reduce financing risks.

Investor's liquidity and financing risks are considered to be low. With an equity/assets ratio of 85 percent at year-end, Investor has considerable financial flexibility since assets are very liquid.

Credit risks

Credit risks are the risk of a counterparty or issuer being unable to repay a liability to Investor.

Investor is exposed to credit risks primarily through Treasury operations, as well as through short-term fixed-income and currency trading. According to Investor's credit risk policy, Investor may only be exposed to credit risks towards counterparties with high creditworthiness, based on Moody's and Standard & Poor's ratings, for a limited amount and for a limited duration.

Operational risks

Operational risks are defined as the risk of loss due to inadequacies in the internal control process or system.

The operational risk policy establishes principles to ensure correct handling of the transaction flow. The process is followed up on an ongoing basis to determine and strengthen appropriate control measures. To ensure independence and objectivity, Investor applies segregation of duties, in which administrative and control functions are separated from business activities in the organization. In addition, the Risk Management function has separate reporting channels to Executive Management and the board.

Other risks

In addition to managing and controlling the above-mentioned risks, Investor has an organization for handling legal matters through the Compliance function. The Compliance function monitors commitments that must comply with external regulations and laws, contract-related commitments and internal company rules.

Information security is another important area that is monitored within Investor. A policy has been established to prevent unauthorized access to Investor's information sources and active work is carried out to deal with security-related issues.

ENVIRONMENT

Investor AB does not conduct operations requiring environmental permits in accordance with Sweden's environmental laws. Through board work in portfolio companies, Investor monitors and strives to ensure compliance with environmental regulations and that environmental considerations are taken into account.

PERSONNEL

On December 31, 2001, the number of employees in Investor's investment activities totaled 262 of whom 47 at EQT (232, of whom 39 at EQT). The Investor Group had 627 employees (663), of whom 365 (431) in The Grand Group, distributed among 321 (315) men and 306 (348) women. Information about the distribution of employees and paid salaries, other compensation and social security fees is shown in Note 2.

Employees play an important role in Investor's business operations. As part of the objective to recruit and retain qualified personnel, Investor, in addition to offering competitive salaries, has established an employee stock option program and other incentive programs adapted to the needs of each area of operation.

TAXATION OF INVESTMENT COMPANIES IN SWEDEN

Investor AB's tax situation as an industrial holding company in Sweden can be summarized as follows:

- capital gains on the sale of shares are not taxed
- the company's standard income tax rate is based on 2 percent (1.5 percent as of fiscal year 2003) of the market value of its shareholdings at the beginning of the year
- dividends received and interest income are not taxable
- administrative costs and interest expenses are deductible
- the dividend paid to shareholders is deductible.

All companies in Sweden with industrial holding company status have sent an official letter to the Ministry of Finance proposing a reduction of the 2-percent standard income rate. Standard taxation no longer has the intended effect, which was to neutralize the difference between direct and indirect ownership; it instead forces industrial holding companies to pay a high extra dividend to shareholders. To the extent that an extra dividend payment is not made, the consequence will be triple taxation. The government has decided to reduce the standard income rate to 1.5 percent, which will be implemented as of fiscal 2003. Work is being continued to reduce the standard income rate further.

WORK OF THE BOARD OF INVESTOR AB

In 2001, Investor's Board of Directors had ten members elected by the Annual General Meeting. The President is a member of the board. During 2001 the board had five regular meetings and two extraordinary meetings. Between meetings of the board, the company, its chairman and other board members were in regular contact. Board members were also continuously provided with written information regarding the company's operations and other information of significance for the company.

Investor's Board formulates a procedural plan for the board every year. The procedural plan includes the following:

- the board shall meet at least five times per year, and in the event of urgent matters, a board meeting may take the form of a telephone or video conference;
- the President is empowered to sign the company's interim reports;
- board members shall receive documentation regarding matters to be dealt with at board meetings in good time prior to the meeting, and be provided with a monthly report of the company's operations; and
- auditors shall be invited to report on their auditing work at board meetings.

The procedural plan also includes a description of matters to be dealt with at each board meeting and the specific decisions that shall be made at the statutory meeting. The procedural plan also gives instructions for the President and the company's Remuneration Committee. The committee, whose members consisted of board directors Percy Barnevik, Anders Scharp and Peter D. Sutherland during 2001, submits recommendations concerning executive salaries, bonus programs and employee options.

At its regular meetings in 2001, the board, in accordance with its procedural plan, discussed the company's economic and financial position, core holdings, operations in the New Investments business and the global economy.

SIGNIFICANT EVENTS AFTER THE END OF THE FISCAL YEAR

On February 14, 2002, it was announced that Claes Dahlbäck had succeeded Percy Barnevik as Investor's chairman, with immediate effect.

In the beginning of 2002, Investor announced that it would reduce the scope of its active portfolio management after the head of these activities, Executive Vice President Sven Nyman, leaves Investor to establish his own asset management business. Investor will allocate capital for management in the new company.

PROPOSED DISPOSITION OF EARNINGS

Unrestricted equity in the Group amounted to SEK 32,337 m. on December 31, 2001 (see Note 22). No provisions to restricted reserves are required.

The Board of Directors and the President propose that the following unappropriated earnings in Investor AB be at the disposal of the Annual General Meeting:

Retained earnings from 2001	28,325,540,766
Net profit for the year	10,052,848,060
Total, SEK	**38,378,388,826**

be allocated as follows:	
Ordinary dividend to	
shareholders, SEK 3.00 per share,	2,301,525,090
Extraordinary dividend to	
shareholders, SEK 2.50 per share	1,917,937,575
Funds to be carried forward	34,158,926,161
Total, SEK	**38,378,388,826**

Stockholm, March 15, 2002

Claes Dahlbäck
Chairman

Jacob Wallenberg
Vice Chairman

Håkan Mogren

Koichi Nishimura

Anders Scharp

Peter D. Sutherland

Björn Svedberg

Marcus Wallenberg
President and Chief Executive Officer

Michael Treschow

Our Audit Report was submitted on March 15, 2002

Caj Nackstad
Authorized Public Accountant

Gunnar Widhagen
Authorized Public Accountant

Consolidated Income Statement

SEK m.	Note	**2001**	2000
Dividends		2,351	2,090
Capital gains, net		7,008	10,202
Operating costs		–193	–215
Net income – Core Holdings		**9,166**	**12,077**
Dividends		246	632
Capital gains, net		–672	1,216
Operating costs		–344	–333
Net income – New Investments and Other Holdings		**–770**	**1,515**
Net income, securities trading		955	650
Net sales		597	556
Cost of goods and services sold		–519	–452
Operating costs		–119	–106
Operating income		**914**	**648**
Groupwide operating costs		–84	–86
Operating income	1,2,3,4,5,6	**9,226**	**14,154**
Result from financial items			
Interest income	7	290	400
Interest expenses	8	–870	–1,076
		–580	–676
Income after financial items		**8,646**	**13,478**
Tax	9	–476	–19
Minority interest		–14	–
Net income for the year		**8,156**	**13,459**

Consolidated Balance Sheet

SEK m.	Note	**12-31-2001**	12-31-2000
ASSETS			
Fixed assets			
Tangible fixed assets			
Buildings and land	4	1,215	1,228
Equipment and computers	5	275	271
		1,490	1,499
Financial fixed assets			
Shares and participations	11	62,569	54,006
Deferred tax receivables	12	37	146
Other long-term receivables	13	16	270
		62,622	54,422
Total fixed assets		**64,112**	**55,921**
Current assets			
Inventories of shares and participations		2,913	3,588
Current receivables			
Receivables in associated companies		124	21
Other receivables		1,021	3,285
Prepaid expenses and accrued income		653	511
		1,798	3,817
Short-term investments		3,891	7,261
Cash and bank balances		454	219
Total current assets		**9,056**	**14,885**
TOTAL ASSETS		**73,168**	**70,806**

Consolidated Balance Sheet

SEK m.	Note	12-31-2001	12-31-2000
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	14		
Restricted equity			
Share capital		4,795	4,782
Restricted reserves		14,213	13,984
		19,008	18,766
Unrestricted equity			
Unrestricted reserves		25,822	16,557
Net income for the year		8,156	13,459
		33,978	30,016
Total shareholders' equity		**52,986**	**48,782**
Minority interests in subsidiaries		**24**	**10**
Convertible debenture loans	15	**–**	**1,322**
Provisions			
Provisions for pensions and similar commitments	16	196	189
Provisions for taxes	12	141	37
Total provisions		**337**	**226**
Long-term liabilities			
Loans	17	11,853	13,755
Total long-term liabilities		**11,853**	**13,755**
Current liabilities			
Loans		2,404	1,907
Accounts payable, trade		51	37
Current tax liabilities		254	149
Other liabilities	18	3,764	3,534
Accrued expenses and prepaid income	19	1,495	1,084
Total current liabilities		**7,968**	**6,711**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**73,168**	**70,806**

Pledged assets		
For own liabilities and provisions:		
Bank deposits, bonds and other securities	2,873	3,864
Total pledged assets	**2,873**	**3,864**
Contingent liabilities		
Sureties on behalf of associated companies	106	–
Other sureties and guarantees	59	217
Total contingent liabilities	**165**	**217**

Consolidated Statement of Cash Flows

SEK m.	Note 20	**2001**	2000
CASH FLOW FROM OPERATING ACTIVITIES			
Core Holdings			
Dividends received		2,351	2,052
New Investments and Other Holdings			
Dividends received		246	632
Securities trading, Other Operations and operating costs			
Payments received		85,604	62,169
Payments made		–84,337	–61,973
Cash flow from operating activities before net interest income/expense and income taxes		**3,864**	**2,880**
Interest received/paid		–570	–661
Income taxes paid		–150	–76
Cash flow from operating activities		**3,144**	**2,143**
CASH FLOW FROM INVESTING ACTIVITIES			
Core Holdings			
Purchases, etc.		–15,095	–1,304
Sales		13,556	13,578
New Investments and Other Holdings			
Purchases		–8,035	–9,372
Sales		9,716	6,404
Investments in tangible fixed assets		–54	–85
Sold tangible fixed assets		23	12
Cash flow from investing activities		**111**	**9,233**
CASH FLOW FROM FINANCING ACTIVITIES			
Long-term loans raised		199	3,099
Long-term loans amortized		–2,100	–1,513
Change in short-term financial liabilities, net		497	–5,669
Dividends paid		–4,218	–2,596
Cash flow from financing activities		**–5,622**	**–6,679**
Cash flow for the period		**–2,367**	**4,697**
Liquid assets, opening balance		**5,723**	**1,020**
Translation difference in liquid assets		**15**	**6**
Liquid assets, closing balance		**3,371** [1]	**5,723** [1]

1) Adjusted by SEK –974 m. (–1,757) since corresponding items have been included in other liabilities, which are not included in the calculation of net debt. See also page 41.

Parent Company Income Statement

SEK m.	Note	**2001**	2000
Dividends received		2,517	2,279
Net sales		4	–
Gross income		**2,521**	**2,279**
Operating costs		–426	–433
Other operating revenues			
Capital gains, etc.		7,568	7,785
Operating income	2, 3, 5, 6	**9,663**	**9,631**
Result from financial items			
Result from participations in Group companies	21	1,377	–
Interest income, etc.	7	351	256
Interest expenses, etc.	8	–1,338	–1,222
		390	–966
Income after financial items		**10,053**	**8,665**
Tax	9	–	46
Net income for the year		**10,053**	**8,711**

Parent Company Balance Sheet

SEK m.	Note	12-31-2001	12-31-2000
ASSETS			
Fixed assets			
Tangible fixed assets			
Equipment and computers	5	22	–
Financial fixed assets			
Shares and participations in Group companies	10	14,458	21,577
Receivables from Group companies		7,815	8,232
Shares and participations	11	61,216	52,589
		83,489	82,398
Total fixed assets		**83,511**	**82,398**
Current assets			
Current receivables			
Receivables from Group companies		10	–
Receivables from associated companies		121	–
Current tax receivables		3	–
Other receivables		115	41
Prepaid expenses and accrued income		26	34
		275	75
Cash and bank balances		1	–
Total current assets		**276**	**75**
TOTAL ASSETS		**83,787**	**82,473**

Parent Company Balance Sheet

SEK m.	Note	12-31-2001	12-31-2000
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	14		
Restricted equity			
Share capital		4,795	4,782
Restricted reserves		13,935	13,873
		18,730	18,655
Unrestricted equity			
Earnings brought forward		28,325	24,165
Net income for the year		10,053	8,711
		38,378	32,876
Total shareholders' equity		**57,108**	**51,531**
Convertible debenture loans	15	**–**	**1,322**
Provisions			
Provisions for pensions and similar commitments	16	138	2
Total provisions		**138**	**2**
Long-term liabilities			
Loans	17	11,853	13,755
Liabilities to Group companies		987	3
Total long-term liabilities		**12,840**	**13,758**
Current liabilities			
Loans		2,404	1,907
Accounts payable – trade		19	–
Liabilities to Group companies		10,609	13,381
Current tax liabilities		–	39
Other liabilities	18	44	39
Accrued expenses and prepaid income	19	625	494
Total current liabilities		**13,701**	**15,860**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**83,787**	**82,473**
Pledged assets		**–**	**–**
Contingent liabilities			
Sureties for Group companies		59	243
Sureties for associated companies		106	–
Other guarantee commitments		60	25
Total contingent liabilities		**225**	**268**

Parent Company Statement of Cash Flows

SEK m.	Note 20	2001	2000
CASH FLOW FROM OPERATING ACTIVITIES			
Dividends received		2,517	2,241
Operating costs		–447	–491
Cash flow from operating activities before paid interest and income taxes		**2,070**	**1,750**
Interest received/paid		–1,068	–737
Income tax paid		–41	2
Cash flow from operating activities		**961**	**1,015**
CASH FLOW FROM INVESTING ACTIVITIES			
Stock portfolio			
Purchases, etc.		–18,680	–3,039
Sales		17,583	15,371
Other items			
Acquisition of shares in Group companies		–	–4,241
Capital contribution to Group companies		–1,796	–4,228
Repayment of capital contribution from Group companies		5,223	–
Liquid assets in merged subsidiaries		3,544	–
Investments in tangible fixed assets		–23	–
Cash flow from investing activities		**5,851**	**3,863**
CASH FLOW FROM FINANCING ACTIVITIES			
Long-term loans raised		1,183	3,099
Long-term loans amortized		–2,100	–1,513
Change in short-term financial liabilities, net		497	–5,669
Change in intra-Group transactions		–2,173	1,801
Dividends paid to shareholders		–4,218	–2,596
Cash flow from financing activities		**–6,811**	**–4,878**
Cash flow for the year		**1**	**–**
Liquid assets, opening balance		**–**	**–**
Liquid assets, closing balance		**1**	**–**

Accounting Principles

Accounting and valuation principles

The Annual Report is prepared in accordance with the Swedish Annual Accounts Act. The company complies with the recommendations and statements of the Swedish Financial Accounting Standards Council.

Consolidated accounts

The consolidated accounts include the Parent Company and all subsidiaries and associated companies in and outside Sweden. Subsidiaries are companies in which the Parent Company directly or indirectly owns more than 50 percent of the voting rights for the shares, companies in which the Parent Company owns participations and has the right to appoint or dismiss more than half of the members of their board, or in which the Parent Company otherwise exercises a decisive influence and controls a substantial part of the earnings from their operations.

The consolidated accounts are prepared in accordance with the purchase method, in which assets and liabilities in acquired subsidiaries are booked at market value, based on an analysis conducted at the time of acquisition. If the acquisition value of shares in a subsidiary exceeds the estimated market value of the company's net assets, according to the acquisition analysis, the difference is regarded as consolidated goodwill and amortized over the estimated useful life of the assets. Accordingly, only income arising after the acquisition date is included in consolidated shareholders 'equity. Companies acquired during the year are included in consolidated income with values relating to the period following their acquisition. Income of subsidiaries sold during the year is included in consolidated income for the period the companies are owned. Minority interest is reported as minority share in net income and shareholders' equity. Intra-Group profits and transactions are eliminated.

Accounting for associated companies

As of 2001, associated companies are reported in the consolidated income statement and the consolidated balance sheet in accordance with the acquisition value method. When accounting in accordance with the acquisition value method, the company owning the associated company reports its share in the associated company at the acquisition value, adjusted for any revaluations or write-downs. Accounting in accordance with the equity method is reported in Note 22, which includes the income statement, balance sheet and specification of shareholders' equity.

Foreign subsidiaries

All foreign subsidiaries have been classified as independent units whereby the income statements and balance sheets of these companies are translated into Swedish kronor in accordance with the current rate method. In the current rate method, assets and liabilities are translated at year-end exchange rates, while income and expenses are translated at average exchange rates for the year. The translation difference that arises when translating the net assets of foreign companies at a different rate at the beginning of the year than at year-end, and the difference between net profit/loss for the year – calculated at the year-end exchange rate and the average exchange rate for the year, respectively – is reported directly in shareholders' equity in the balance sheet.

General valuation principles

Assets, provisions and liabilities are valued at the acquisition value, unless stated otherwise below.

Buildings, equipment and computers

Buildings, equipment and computers are reported at acquisition values with a deduction for depreciation and with the exception of any revaluations that are permitted under special circumstances in accordance with Swedish accounting principles.

Depreciation principles for fixed assets

Depreciation according to plan is based on the acquisition value of the assets with deduction for the estimated residual value distributed over the period the assets were utilized. Write-downs are taken in the event of permanent declines in value.

The following depreciation periods are used:

Buildings	25 years
Equipment and computers	3–10 years
Goodwill	10–20 years

Shares and participations

Core holdings

Core holdings are valued in accordance with "Recommendation No. 12, shares and participations" of the Swedish Institute of Authorized Public Accountants (FAR), in which holdings are valued collectively, when they are considered as a portfolio, at the lower of acquisition value or net realizable value.

New Investments

The valuation of listed holdings is based on the share price of each company on the last business day of the reporting period, less 10 or 20 percent, depending on the liquidity of the company's shares. For unlisted holdings, Investor uses a valuation method in which holdings are valued at acquisition cost, with adjustments for revaluations or write-downs. Valuation is done item by item, and any need for write-downs is determined quarterly on the basis of the market's development and the performance of each company in relation to its plan and budget.

Other holdings of shares and participations

Other holdings of shares and participations classified as fixed assets are reported at acquisition value with the exception of revaluations or write-downs. Write-downs are taken item by item to the extent permanent declines in value are estimated to have occurred.

Shares held as current assets

Holdings of shares, participations and other securities classified as current assets are reported as inventories. The assets are valued in accordance with the portfolio method at the lower of acquisition value and listed value, or the estimated market value in the case of unlisted securities.

Receivables

Based on individual valuations, receivables are booked at anticipated payment amounts.

Receivables and liabilities in foreign currency

Receivables and liabilities in foreign currency are translated at year-end exchange rates. Translation differences in current receivables and liabilities are included in operating income, while differences in financial receivables and liabilities are booked among financial items. Receivables and liabilities hedged by forward contracts are valued at the agreed forward rates.

The results of forward contracts to secure value growth due to the development of foreign currencies are accounted for on the basis of underlying assets. As these assets are realized, the corresponding results of forward contracts are reported.

Employees and payroll costs

Note 2 "Employees and payroll costs" has been prepared in accordance with BFN 4 of the Swedish Accounting Standards Board (BFN), and the recommendations of the Industry and Commerce Stock Exchange Committee (NBK), in which the salaries and compensation of corporate officers reported under the heading "Board and President" are only included to the extent that they comprise compensation for the role as corporate officer.

The table "Expensed wages, salaries, board of directors fees and other remuneration, as well as social security costs" include all payroll expenses for The Grand Group and EQT. These items are shown under the headings "Cost of goods and services sold" and "Operating costs" in the consolidated income statement.

Taxes

The Group's total tax charge consists of current tax and deferred tax. Deferred tax is based on the difference between the taxable and accounting value of assets and liabilities. If the calculations yield a deferred tax receivable, the receivable is booked as an asset only to the extent to which it is expected to be realized. Deferred tax is estimated in accordance with current tax rates.

Changed accounting principles

Employee stock options

In 2001, the accounting principles for employee stock options and corresponding hedge contracts were changed so that social security costs, as well as net capital costs, are reported in the income statement, while the possible effect of declining Investor share prices, compared with the values of hedge contracts, are reported directly in shareholders' equity.

Accounting of current and deferred tax

Current taxes and deferred taxes are reported in accordance with Recommendation No. 9 of the Swedish Financial Accounting Standards Council from 2001.

Other

The operations of the subsidiary Patricia Trading AB were taken over by Investor AB during 2001. In connection with the takeover, the majority of Investor employees who used to be formally employed by Patricia Trading AB are now employed by the Parent Company. The notes that are affected by this have not been adjusted with regard to information for 2000, unless specified otherwise.

Regarding Investor's key figures, the net asset value per share is stated instead of income per share, since it reflects Investor's performance as an industrial holding company in a more relevant way.

Notes to the Financial Statements SEK m.

note 1 Net sales by area of operation

	2001	2000
Core Holdings	15,707	15,928
New Investments and Other Holdings	5,787	7,041
Securities trading and other operations	84,067	61,292
Total	105,561	84,261

For more detailed information about the results by area of operation, see "Overview of change in net asset value" on page 23.

note 2 Employees and payroll costs

After Investor AB took over the operations of the subsidiary Patricia Trading AB in 2001, the majority of the company's employees are now employed by the Parent Company. Comparative figures for the number of employees in 2000 have not been adjusted in view of the changed employment circumstances.

Average number of employees in the Group

	2001	Of whom, women	2000	Of whom, women
Parent Company	125	67	1	–
Other subsidiaries	57	20	162	80
Total, Sweden	**182**	**87**	**163**	**80**
United States	26	11	22	6
United Kingdom	5	4	5	4
Hong Kong	16	10	16	10
Netherlands	7	2	5	3
Denmark	7	2	6	2
Finland	7	2	7	3
Germany	12	4	8	3
Total outside Sweden	**80**	**35**	**69**	**31**
Total, investment operations	**262**	**122**	**232**	**111**
(Of whom, EQT)	(47)	(16)	(39)	(14)
The Grand Group	365	184	431	237
Total number of employees in Group	**627**	**306**	**663**	**348**

To allow comparison of pension costs and pension commitments between 2001 and 2000, comparative figures for the subsidiary Patricia Trading AB are also included below.

Of the Parent Company's pension costs, SEK 33 m. (30) refers to the category Board of Directors and the President. The Parent Company's outstanding pension commitments to the Board and President amount to SEK 138 m. (133), of which SEK 138 m. (133) is attributable to former board members and presidents.

Of the Group's pension costs, SEK 37 m. (33) refer to the category Board of Directors and the President. The Group's outstanding pension commitments to this category amount to SEK 169 m. (164), of which SEK 169 m. (164) is attributable to former board members and presidents.

In 2001, non-executive members of the board received a total of SEK 3,450,000 (3,150,000) in accordance with the following specification: the Chairman, Percy Barnevik, received a fee of SEK 1,500,000 (1,500,000), as well as benefits totaling SEK 61,277. Directors Håkan Mogren, Koichi Nishimura, Peter D. Sutherland, Björn Svedberg, Anders Scharp and Michael Treschow each received a fee of SEK 325,000 (275,000). In addition, Björn Svedberg received compensation amounting to SEK 720,000 for special assignments.

The two vice chairmen, Claes Dahlbäck and Jacob Wallenberg, were employed in the Group during 2001 and have therefore received salaries. Their employment in Investor AB ended on December 31, 2001. In accordance with employee stock option agreements, Jacob Wallenberg and Claes Dahlbäck have the right to receive their allocated stock options since they remain directors on Investor's board. For the full year 2001, Vice Chairman Claes Dahlbäck received a salary of SEK 5,062,500 (5,062,500), as well as benefits totaling SEK 188,359 (178,457). His bonus established for fiscal 2001 totals SEK 3,750,000 (2,250,000) and will be paid during 2002. Claes Dahlbäck has been granted 94,300 employee stock options for 2001 (64,549). For the full year 2001, Vice Chairman Jacob Wallenberg received a salary of SEK 4,454,992 (4,454,992), as well as benefits totaling SEK 71,100 (72,421). His bonus established for fiscal 2001 totals SEK 3,300,000 (2,024,000) and will be paid during 2002. Jacob Wallenberg has been granted 83,000 employee stock options for 2001 (56,804).

For the full year 2001, the President, Marcus Wallenberg, received a salary of SEK 5,062,500 (5,062,500), as well as benefits totaling SEK 258,909 (236,678). His bonus established for fiscal 2001 totals SEK 4,250,000 (2,750,000) and will be paid during 2002. In 2001, the President was granted 110,000 employee options (77,459).

The President has a defined-contribution pension plan consisting

Expensed wages, salaries, board of director fees and other remuneration, as well as social security costs	2001 Wages, salaries and other remuneration	Social security costs	Of which pension costs	2000 Wages, salaries and other remuneration*	Social security costs*	Of which pension costs
Parent Company	123	105	61	10	4	1
Subsidiaries	214	42	14	288	145	84
Total, investment operations	**337**	**147**	**75**	**298**	**149**	**85**
(Of which, EQT)	(69)	(17)	(5)	(61)	(13)	(3)
The Grand Group	89	38	5	95	40	6
Total, Group	**426**	**185**	**80**	**393**	**189**	**91**

	Board and President	Of which bonus	Other employees	Board and President	Of which bonus	Other employees*
Sweden						
Parent Company	12	3	112	10	2	–
Subsidiaries	7	0	55	10	3	152
United States	18	8	49	16	7	37
United Kingdom	2	0	4	2	0	2
Netherlands	2	0	2	8	0	2
Hong Kong	8	4	23	7	2	22
Denmark	3	0	6	3	1	6
Finland	3	0	6	3	1	5
Germany	10	2	15	7	0	6
Total, investment operations	**65**	**17**	**272**	**66**	**16**	**232**
(Of which, EQT)	(19)	(2)	(50)	(18)	(4)	(43)
The Grand Group	2	0	87	2	0	93
Total, Group	**67**	**17**	**359**	**68**	**16**	**325**

* Comparative figures have been adjusted by SEK 31 m., of which social security costs SEK 8 m., since certain provisions that were made earlier have been paid as salary in 2001.

Note 2 continued

of pension premiums amounting to 30 percent of basic salary on salary in excess of 20 basic amounts, the equivalent of SEK 738,000 (one basic amount for social security purposes in Sweden was set at SEK 36,900 in 2001). In addition, there is some cost for pension premiums according to the BTP Plan (banking sector pension plan) on the part of salary below 20 basic amounts. The retirement age for the President is 60.

A mutual six-month term of notice applies between the President and the company. If the company terminates employment, the President will receive severance pay corresponding to 12 months of basic salary. If no new employment has been obtained after one year, the President is entitled to a maximum of 12 months' additional severance pay.

The terms and conditions for other members of Group Management do not exceed the terms for the President with regard to pension, terms of notice and severance pay.

For Investor's securities trading operations there is an incentive agreement with employees, in which a certain percentage of trading profits is distributed to the employees. The incentive agreement is conditional upon positive profit growth over a two-year period, during which any losses are taken into account in the following fiscal year. In accordance with the incentive agreement, the calculation of the result is based on the market valuation of security holdings, as opposed to the valuation in the financial statements, which is based on the acquisition cost method, which can result in the transfer of the visible trading result between years.

As a result of the incentive agreement, SEK 284 m. (87) in wages and salaries, and SEK 93 m. (28) in social fees, were expensed during the year in addition to what is reported in the tables above. The expensed amount for salaries in 2000 and 2001, a total of SEK 371 m., shall be put in relation to the bonus-based trading result totaling SEK 1,902 m. for these two fiscal years. When profit sharing is a direct function of value generation, costs are included under the heading "Net income, securities trading".

Employee stock option program
Investor issued employee stock options in 1998, 1999, 2000 and 2001. The following is a summary of the conditions for these options regarding the:
- term of the option
- strike price
- number of issued options
- terms for exercise
- holders

1998 Options issued in 1998 refer in their entirety to the President that year. The options were issued in connection with the conversion to a defined-contribution pension plan.

1999 The options that were issued in 1999 can be divided into two different programs. One program refers to the options that were granted Executive Management in connection with the conversion to a defined-contribution pension plan. The granting of these options was of a one-time character.

The other program pertains to options for around 15 senior executives who were granted a number of options based on 10–60 percent of salary after taxes.

2000 och 2001 For these two years, the issued options refer in their entirety to one program.

The options program, which covers all personnel, replaces an earlier bonus program that was connected to the Investor share's performance in relation to the OMX index. Issuance can occur with a number of options based on 10-70 percent of salary after taxes.

Year	No.	Strike price	Term /year	Lock-in period/year	Holder
1998	784,000	103.13	7	5 1)	Senior executives
1999	2,197,948 2)	103.13	7	3 3)	Senior executives
1999	651,680 4)	93.00	7	3 5)	Senior executives
2000	398,528 6)	136.40	7	– 7)	Senior executives
2000	387,401	136.40	7	– 7)	Other employees
2001	609,900 8)	153.00	7	– 7)	Senior executives
2001	566,200	153.00	7	– 7)	Other employees

1) The options can be exercised January 1, 2004 at the earliest. If employment ceases prior to January 1, 2004, the granted number of options will be pro-rated.
2) Of which, 458,936 were issued to the President.

Note 2 continued

3) If employment ceases prior to January 1, 2002, the granted number of options will be pro-rated.
4) Of which, 154,284 were issued to the President.
5) *The granted number of options is considered to be earned only after three years of* issuance. If employment ceases prior to February 12, 2002, no part of the granted options can be exercised.
6) Of which, 77,459 were issued to the President.
7) One-third of the number of issued options is considered to be earned during the three years immediately following the issuance of the options. This means, that of the options issued in 2000, one-third can be exercised after February 12, 2001. For options issued in 2001, one-third can be exercised after February 12, 2002. If employment ceases before the options are earned, the granted number of options will be pro-rated.
8) Of which, 110,000 were issued to the President.

Investor's hedge contracts protect against the effect of an increase in Investor's share price. In preceding years, Investor's net cost, after deduction for the hedge contracts, were reported on an ongoing basis in the income statement. During the year the accounting principles were changed so that only social security costs and net capital costs are reported on an ongoing basis in the income statement. Costs for 2001 amounted to SEK 1 m. When applicable, other items are reported directly in shareholders' equity (see Note 14).

note 3 Fees and expenses for auditors

	2001	2000
Group		
KPMG		
Auditing assignments	5	4
Other assignments	3	2
Ernst & Young		
Auditing assignments	0	0
Other assignments	1	1
Total	9	7
Parent Company		
KPMG		
Auditing assignments	3	–
Other assignments	0	–
Ernst & Young		
Auditing assignments	0	–
Total	3	–

An auditing assignment refers to performing an audit of the annual accounts and the accounting records, as well as of the administration of the Board of Directors and the President, other tasks that it is incumbent on the company's auditors to perform, as well as advice or other assistance as a result of observations made when carrying out the audit, or implementation of such other tasks. Everything else comes under the category "Other assignments".

note 4 Buildings and land

	12-31-2001	12-31-2000
Group		
Accumulated acquisition values		
Opening balance	1,332	1,331
New purchases	1	22
Reclassifications	–	–16
Divestments and disposals	–1	–5
Translation differences	4	–
	1,336	1,332
Accumulated depreciation according to plan		
Opening balance	–104	–88
Divestments and disposals	–	1
Depreciation according to plan of acquisition values	–17	–17
	–121	–104
Accumulated revaluations		
Opening balance	56	56
	56	56
Accumulated write-downs		
Opening balance	–56	–56
	–56	–56
Planned residual value at year-end	1,215	1,228
Taxed asessment values, buildings	657	574
Taxed assessment values, land	628	548

note 5 Equipment and computers

	12-31-2001	12-31-2000
Group		
Accumulated acquisition values		
Opening balance	561	494
New purchases	66	64
Reclassifications	–	16
Divestments and disposals	–92	–18
Translation differences	7	5
	542	561
Accumulated depreciation according to plan		
Opening balance	–290	–256
Divestments and disposals	72	13
Depreciation according to plan of acquisition values	–46	–45
Translation differences	–3	–2
	–267	–290
Planned residual value at year-end	275	271
Parent Company		
Accumulated acquisition values		
Opening balance	–	–
New purchases	23	–
	23	–
Accumulated depreciation according to plan		
Opening balance	–	–
Depreciation according to plan of acquisition values	–1	–
	–1	–
Planned residual value at year-end	22	–

note 6 Exchange rate differences that have affected income

	2001	2000
Group		
Exchange rate differences that affected operating income	194	183
Financial exchange rate differences	–44	–32
Total	150	151
Parent Company		
Exchange rate differences that affected operating income	226	74
Financial exchange rate differences	–250	–218
Total	–24	–144

note 7 Interest income, etc.

	2001	2000
Group		
Convertible debenture loans		
Change in foreign currency reserve	57	–
Interest income from short-term investments	189	155
Other interest income	44	245
Total	290	400
Parent Company		
Convertible debenture loans		
Change in foreign currency reserve	57	–
Interest income from Group companies	95	5
Other interest income	199	251
Total	351	256

note 8 Interest expenses, etc.

	2001	2000
Group		
Convertible debenture loans		
Interest expense	–	–106
Depreciation of capital discount	–2	–4
Change in foreign currency reserve	–	–11
Interest expense, borrowing	–775	–930
Exchange rate difference	–101	–21
Other	8	–4
Total	–870	–1,076
Parent Company		
Convertible debenture loans		
Interest expense	–	–106
Depreciation of capital discount	–2	–4
Change in foreign currency reserve	–	–11
Interest expenses, Group companies	–261	–
Interest expenses, other borrowings	–765	–893
Exchange rate difference	–307	–207
Other	–3	–1
Total	–1,338	–1,222

note 9 Taxes

Tax expenses for the year consist of the following components:

	2001	2000
Group		
Current taxes	–264	–9
Deferred taxes attributable to change in temporary differences	–212	–10
Reported tax expense	–476	–19

Parent Company
The Parent Company reported no tax expense for 2001. In 2000, the corresponding figure was SEK 46 m., which consisted entirely of current taxes.

Information about the relation between tax expenses for the period and reported income before tax:

	2001	2000
Group		
Reported income before tax:	8,646	13,478
Tax based on current 28% tax rate	–2,421	–3,774
Tax effect of nontaxable income	2,689 1)	3,829 1)
Tax effect of nondeductible expenses	–744 2)	–74
Reported tax expense	–476	–19

1) Refers mainly to the effect of reinstating the tax assessment basis due to Investor AB's tax status as an industrial holding company.
2) Refers mainly to nondeductible deficits in subsidiaries outside Sweden.

note 10 Shares and participations in Group companies

	12-31-2001	12-31-2000
Accumulated acquisition values		
Opening balance	25,180	15,540
Purchases and capital contributions	1,796	9,640
Divestments, mergers and repaid capital contributions	–10,291	–
	16,685	25,180
Accumulated write-downs		
Opening balance	–3,603	–3,603
Write-downs	–1,096	–
Recovered write-downs	2,472	–
	–2,227	–3,603
Book value at year-end	14,458	21,577

A specification of shares and participations in Group companies is presented on page 62.

note 11 Shares and participations

The balance sheet item consists of shares and participations distributed by Core Holdings, New Investments and Other Holdings.

Core Holdings

	12-31-2001	12-31-2000
Group		
Accumulated acquisition values		
Opening balance	39,306	42,378
Reclassifications	–	–1,006
Acquisitions	15,095	1,304
Divestments	–6,349	–3,370
	48,052	39,306
Accumulated write-downs		
Opening balance	–435	–435
	–435	–435
Closing book value	47,617	38,871

	12-31-2001	12-31-2000
Parent Company		
Accumulated acquisition values		
Opening balance	42,798	47,540
Reclassifications	–	–1,006
Acquisitions	15,095	1,304
Divestments	–6,582	–5,040
	51,311	42,798
Accumulated revaluations		
Opening balance	4,000	4,000
	4,000	4,000
Accumulated write-downs		
Opening balance	–149	–149
	–149	–149
Closing book value	55,162	46,649

New Investments and Other Holdings

	12-31-2001	12-31-2000
Group		
Accumulated acquisition values		
Opening balance	18,854	12,122
Reclassifications	717	1,158
Acquisitions	7,651	8,091
Divestments	–7,455	–2,602
Translation differences	311	85
	20,078	18,854
Accumulated write-downs		
Opening balance	–3,719	–1,157
Reclassifications	–277	–
Divestments	848	–
Write-downs for the year [1]	–1,918	–2,546
Translation differences	–60	–16
	–5,126	–3,719
Closing book value [2]	14,952	15,135

	12-31-2001	12-31-2000
Parent Company		
Accumulated acquisition values		
Opening balance	7,817	6,371
Reclassifications	–	1,006
Acquisitions	3,577	1,630
Divestments	–4,458	–1,190
	6,936	7,817
Accumulated write-downs		
Opening balance	–1,877	–539
Divestments	760	–
Write-downs for the year [1]	235	–1,338
	–882	–1,877
Closing book value	6,054	5,940

1) Write-downs were taken at the market value on December 31, 2001.

2) In addition to the above holdings of securities, there are commitments for add-on investments amounting to SEK 9,236 m. (12,144).

The book value amounts to:

	12-31-2001	12-31-2000
Group		
Core Holdings		
Listed securities	47,617	38,871
New Investments and Other Holdings		
Listed securities	4,996	6,929
Unlisted securities	9,956	8,206
Closing book value	62,569	54,006

	12-31-2001	12-31-2000
Parent Company		
Core Holdings		
Listed securities	55,162	46,649
New Investments and Other Holdings		
Listed securities	3,534	4,681
Unlisted securities	2,520	1,259
Closing book value	61,216	52,589

The market value amounts to:

	12-31-2001	12-31-2000
Group		
Core Holdings		
Listed securities	110,518	130,844
New Investments and Other Holdings		
Listed securities	5,897	11,861
Unlisted securities	11,009	8,860
Closing market value	127,424	151,565

	12-31-2001	12-31-2000
Parent Company		
Core Holdings		
Listed securities	110,518	130,844
New Investments and Other Holdings		
Listed securities	3,787	4,925
Unlisted securities	2,699	1,460
Closing market value	117,004	137,229

note 12 Deferred tax receivables and tax liabilities

Deferred tax consists of the following assets and liabilities:

	12-31-2001	12-31-2000
Group		
Deferred tax receivables		
Provisions	–	8
Accrued expenses	3	1
Financial assets	9	58
Tangible assets	23	–
Other	2	79
Total deferred tax receivables	37	146
Deferred tax liabilities		
Tangible assets	23	8
Untaxed reserves	115	29
Other	3	–
Total deferred tax liabilities	141	37

Unreported deferred tax receivables
Deductible, temporary differences for which deferred tax receivables have not been reported in the income statement and balance sheet amounted to SEK 152 m. on December 31, 2001 (152).

note 13 Other long-term receivables

	12-31-2001	12-31-2000
Group		
Accumulated acquisition values		
Opening balance	291	4,654
Additional receivables	–	1
Reclassifications	–1	–4,355
Settled receivables	–274	–9
	16	291
Accumulated write-downs		
Opening balance	–21	–1,350
Reclassifications	–	1,315
Recovered write-downs	21	14
	–	–21
Book value at year-end	16	270

On March 30, 2001, General Motors acquired the subordinated loan issued by Investor to Saab Automobile for SEK 4,050 m.

note 14 Shareholders' equity

Distribution of share capital
The Parent Company's share capital on December 31, 2001 consisted of the following number of shares with a par value of SEK 6.25 per share:

Share class	No. of shares	No. of votes	% of share capital	% of voting rights
A 1 vote	311,690,844	311,690,844	40.6	87.2
B 1/10 vote	455,484,186	45,548,418	59.4	12.8
Total	767,175,030	357,239,262	100.0	100.0

The Group's shareholders' equity changed as follows during the year:

	Share capital	Restricted reserves	Unrestricted equity	Total
12-31-2000	4,782	13,984	29,989	48,755
Effect of change in accounting principle: deferred tax			27	27
Opening balance	4,782	13,984	30,016	48,782
Convertible debenture loan	13	62		75
Hedge for employee stock option program			–96	–96
Disposition of funds as decided by the Annual General Meeting: Dividend			–4,218	–4,218
Transfer unrestricted/restricted		–262	262	
Exchange rate differences when translating accounts of foreign subsidiaries		429	–142 1)	287
Net income for the year			8,156	8,156
Closing balance	4,795	14,213	33,978	52,986

1) As of the third quarter, exchange rate effects related to monetary intra-Group accounts are offset net against translation differences in shareholders' equity. The amount, shown as adjusted shareholders' equity and net financial items, amounts to SEK –173 m.

Note 14 continued

Net investments in independent foreign subsidiaries divided by the most important currencies:

	12-31-2001
USD m.	399
EUR m.	192
NLG m.	76
CHF m.	27
HKD m.	26
GBP m.	2

Specification of exchange rate differences for the year in shareholder's equity
Accumulated exchange rate differences in overseas operations have been reported separately since the beginning of 1999.

	12-31-2001	12-31-2000
Accumulated exchange rate difference at the beginning of the year	17	34
Exchange rate differences for the year when translating the accounts of foreign subsidiaries	460	–17
Effect of reporting monetary intra-Group accounts net	–173	–
Accumulated exchange rate difference at the end of the year	304	17

The Parent Company's shareholders' equity changed as follows during the year:

	Share capital	Restricted reserves	Unrestricted equity	Total
Opening balance	4,782	13,873	32,876	51,531
Convertible debenture loan	13	62		75
Disposition of funds according to Annual General Meeting decision: dividend			–4,218	–4,218
Merger result			–333	–333
Net income for the year			10,053	10,053
Closing balance	4,795	13,935	38,378	57,108

note 15 Convertible debenture loans

	12-31-2001	12-31-2000
Group/Parent Company		
1991 loan, 7.933% interest, nom.	–	293
1992 loan, 8% interest, nom.	–	973
	–	1,266
Foreign exchange reserve	–	58
	–	1,324
Capital discount	–	–2
Total	–	1,322

Investor AB's convertible debenture loans from 1991 and 1992, issued in connection with the acquisition of Saab-Scania, matured in June 2001. Slightly more than 90 percent of these loans were held by a company in the Investor Group and were retired on the maturity date.

note 16 Provisions for pensions and similar commitments

Provisions for pensions as shown in the balance sheet correspond to the actuarial value of existing pension commitments.

	12-31-2001	12-31-2000
Group		
Provisions for pensions		
FPG/PRI pensions	25	24
Other pensions	171	165
Total	196	189

The Pension Registration Institute (PRI) is a non-profit association that administers employee pensions.

	12-31-2001	12-31-2000
Parent Company		
Other pensions	138	2
Total	138	2

The increase in the Parent Company was attributable to the takeover of commitments from subsidiaries.

Other pension provisions pertain to conditional obligations not included under the terms of the Pension Security Act.

In addition to reported pension provisions, pension commitments amounting to SEK 285 m. (257) are covered by funds in pension foundations and by endowment insurance.

note 17 Long-term loans

	12-31-2001	12-31-2000
Group/Parent Company		
Maturity, 1–5 years from balance sheet date	8,171	6,591
Maturity, more than 5 years from balance sheet date	3,682	7,164
Total	11,853	13,755

note 18 Other liabilities

	12-31-2001	12-31-2000
Group		
Loans secured by stocks, etc.	3,205	1,576
Pending settlements	419	1,649
Other	140	309
Total	3,764	3,534
Parent Company		
Other	44	39
Total	44	39

note 19 Accrued expenses and prepaid income

	12-31-2001	12-31-2000
Group		
Interest	435	432
Other financial expenses	80	93
Personnel-related expenses	604	365
Other	376	194
Total	1,495	1,084
Parent Company		
Interest	371	417
Other financial expenses	10	11
Personnel-related expenses	100	61
Other	144	5
Total	625	494

note 20 Supplementary disclosures to the Statement of Cash Flows

	2001	2000
Conversion of debenture loan to shareholders' equity		
Group/Parent Company	75	41
Liquid assets		
Group		
Liquid assets include:		
Short-term investments[1]	2,917	5,504
Cash and bank balances	454	219
Total	3,371	5,723

1) Adjusted by –974 m. (–1,757) Mkr since corresponding items have been included in other liabilities, which are not included in the calculation of net debt.

Short-term investments consist of bank deposits, treasury bills and commercial paper which can be easily converted into liquid funds.

	2001	2000
Interest received/paid		
Group		
Interest received	201	373
Interest paid	–771	–1,034
Total	–570	–661
Parent Company		
Interest received	304	208
Interest paid	–1,372	–945
Total	–1,068	–737

note 21 Result from participations in Group companies

	12-31-2001	12-31-2000
Parent Company		
Write-down, participations in Group companies	–1,096	–
Recovered write-down, participations in Group companies	2,473	–
Total	1,377	–

note 22 The Group, including associated companies in accordance with the equity method

	2001	2000
Income statement		
Dividends	1,547	1,259
Capital gains, associated companies	3,956	9,853
Share in income of associated companies	–734	3,657
Operating expenses	–193	–215
Net income – Core Holdings	4,576	14,554
Dividends	246	632
Capital gains, net	–828	1,318
Share in income of associated companies	–132	–177
Operating expenses	–344	–333
Net income – New Investments and Other Holdings	–1,058	1,440
Net income – Other Holdings	914	648
Groupwide operating expenses	–84	–86
Operating income	4,348	16,556
Net financial items	–580	–676
Income after financial items	3,768	15,880
Taxes [1]	–819	–1,068
Minority share	–14	–
Net income for the year	2,935	14,812
1) of which, share in taxes of associated companies	–343	–1,049

	12-31-2001	12-31-2000
Balance sheet		
Assets		
Equipment and real estate, etc.	1,490	1,499
Participations in associated companies [2]	37,865	27,990
Other shares and participations	36,037	41,601
Receivables	1,851	4,196
Cash investments	4,345	7,480
Total assets	81,588	82,766
Shareholders' equity and liabilities		
Shareholders' equity [3]	61,406	60,779
Convertible debenture loan	–	1,322
Provisions for pensions	196	189
Loans	14,257	15,662
Other liabilities	5,729	4,814
Total shareholders' equity and liabilities	81,588	82,766

2) Participations in associated companies

Company, Registered office, Registration no.	No. of shares	% of-capital	Adjusted equity [3]	Net income for the year [3]	Group book value	Market value [4] (Market cap)	Parent Co. book acquisition-value
Atlas Copco, Stockholm, reg.no. 556014-2720	31,454,971	15 [1]	4,137	460	4,241	7,376	2,214
Electrolux, Stockholm, reg.no. 556009-4178	19,613,190	6 [1]	1,718	230	2,412	2,927	2,260
Ericsson, Stockholm, reg.no. 556016-0680	382,678,896	5 [1]	3,319	–1,035	10,886	22,198	12,531
Gambro, Stockholm, reg.no. 556041-8005	68,638,225	20 [1]	4,495	–84	4,535	4,496	2,011
Saab, Linköping, reg.no. 556036-0793	21,611,925	20 [1]	1,356	229	1,356	2,150	1,155
SEB, Stockholm, reg.no. 552032-9081	135,372,295	19 [1]	8,510	790	11,968	12,928	11,058
b-business partners B.V., Amsterdam [5]	2,850,000	78 [2]	1,725	–111	1,635	1,938	1,885
HI3G Access AB, Stockholm, reg.no. 556593-4899	40,000	40 [2]	337	–14	337	358	358
imGO Ltd, Hong Kong	792,495,800	26 [2]	831	–26	495	495	
Total associated companies 12-31-2001					37,865	54,866	33,472
Total associated companies 12-31-2000					27,990	58,034	20,209

1) Share of voting rights is shown in the table on page 17.
2) Share of voting rights is in agreement with the share of capital.
3) Adjusted equity refers to the percentage of the company's shareholders' equity that is owned, including the equity portion of untaxed reserves. Net income for the year refers to the share in the company's income after tax, including the equity portion of the year's change in untaxed reserves.
4) The stated value of the unlisted companies b-business partners B.V. and HI3G Access AB refers to the estimated market value.
5) On December 27, 2001, an additional 2,700,000 aktier shares were acquired in b-business partners. After this transaction, Investor's share of the capital in b-business partners amounts to 78.25 percent.
In conjunction with this transaction, b-business partners bought back 50 percent of the remaining shares in the company on December 28, 2001. Investor is currently evaluating the best structure for the company and for its ownership, whereby parts of the company's activities might be operated in the form of associated companies in the future. Against this background, b-business partners is reported as an associated company until further notice.

3) Shareholders' equity

The Group's shareholders' equity changed as follows during the year:

	Share capital	Restricted reserves	Un-restricted equity	Total
12-31-2000	4,782	25,987	29,983	60,752
Effect of changed accounting principle, deferred tax			27	27
Opening balance	4,782	25,987	30,010	60,779
Convertible debenture loan	13	62		75
Disposition of funds as decided by the Annual General Meeting:				
Dividend			–4,218	–4,218
Hedge for employee stock option program			–96	–96
Transfer unrestricted/restricted		–3,804	3,804	
Translation differences, etc.		1,212	–98	1,114
Effect of reporting SEB as an associated company		817		817
Net income for the year			2,935	2,935
Closing balance	4,795	24,274	32,337	61,406

Effect on shareholders' equity when reporting in accordance with the equity method (equity method reserve):

		12-31-2001
Opening balance		11,997
Translation differences, etc.		827
Effect of reporting SEB as an associated company		817
Share in income of associated companies during the year:		
According to the income statement		
Share in income of associated companies	783	
Amortization of goodwill	–1,649	
	–866	
Share in taxes of associated companies	–343	
	–1,209	
Less dividends received	–804	
Adjustment of capital gains, etc.	–3,208	–5,221
Effect of equity accounting		8,420

Specification of holdings of shares and participations in Group companies

Subsidiary /Registration No./Registered office	No. of shares	Holding %[1]	Book value
Expibel Holding AB, 556548-6684, Stockholm	1,000	100.0	6,651
Investor Growth Capital Holding B.V., Netherlands	350	100.0	
Investor Asia Ltd, Hong Kong	1,000	100.0	
Investor Growth Capital Ltd, Guernsey	4,335,002	100.0	
Investor Investment imGo Ltd, Guernsey	2	100.0	
Investor Investment Northern Europe Ltd, Guernsey	200,002	100.0	
Investor Holding AB, 556554-1538, Stockholm	1,000	100.0	
Investor London Ltd, United Kingdom	200,300,000	100.0	
Investor Growth Capital, Inc., United States	1,000	100.0	
EQT Partners AB, 556233-7229, Stockholm	3,334	66.7	
EQT Partners A/S, Denmark			
EQT Partners OY, Finland			
EQT Partners Gmbh, Germany			
EQT Partners AS, Norway			
Northern Europe Private Equity AB, 556607-7607, Stockholm			
Investor Growth Capital AG, Switzerland	100,000	100.0	5,889
Investor Investments Novare Ltd, Guernsey	2	100.0	
Investor Investment EVP Ltd, Guernsey	1,010	100.0	
Investors Trading Company Ltd, Bermuda	12,000	100.0	
Investor(Guernsey) II Ltd, Guernsey	10,605	100.0	
Investor Investments Capital Partners Ltd, Guernsey	2	100.0	
Investor Capital Management Asia Ltd, Guernsey	1,000	100.0	
Investor Group G.P. Ltd, Guernsey	1,000	100.0	
Investor Group L.P., Guernsey	1	100.0	
Investor Investment HFCP IV Ltd, Guernsey	1,000	100.0	
Investor Investment TWCP Ltd, Guernsey	1,000	100.0	
Investor Investment NCP Ltd, Guernsey	1,000	100.0	
Investor Investment August Capital Ltd, Guernsey	1,000	100.0	
Investor Investment Polaris Ltd, Guernsey	1,000	100.0	
Investor Investment MSDW Ltd, Guernsey	1,000	100.0	
Investor Investment PGI Ltd, Guernsey	1,000	100.0	
Investor Investment IdeaEdge Ltd, Guernsey	1,000	100.0	
Investor Investment MF XI Ltd, Guernsey	1,000	100.0	
Investor Investment Educate Ltd, Guernsey	2	100.0	
Investor Investment Menlo Ltd, Guernsey	1,000	100.0	
Investor Investment USVP Ltd, Guernsey	2	100.0	
Investor Investment HCV Ltd, Guernsey	1,000	100.0	
Investor Investments Partner AG, Switzerland	20,000	100.0	112
Duba AB, 556593-5508, Stockholm	1,000	100.0	1,171
Investor International AB, 556233-9282, Stockholm	500,000	100.0	
AB Cator, 556043-8490, Stockholm	100,000	100.0	
Investors Trading AB, 556032-5945, Stockholm	1,500	100.0	
AB Investor Group Finance, 556371-9987, Stockholm	100,000	100.0	12
Patricia Trading AB, 556003-6575, Stockholm	100,000	100.0	120
The Grand Group AB, 556302-9650, Stockholm	10,000	100.0	477
Berns Salonger & Co Svenska AB, 556125-9929, Stockholm	4,800	100.0	
Blasieholmen 54 KB, 916616-1746, Stockholm	1	100.0	
AB Nya Grand Hôtel, 556028-5941, Stockholm	25,000	100.0	
AB Berns Hotel, 556178-6285, Båstad	1,000	100.0	
Royal Club Stockholm AB, 556462-0531, Stockholm	1,000	100.0	
China Teatern AB, 556051-5313, Stockholm	1,000	100.0	
AB Vectura, 556012-1575, Stockholm	50,000	100.0	24
Investor Growth Capital AB, 556120-7134, Stockholm	100,000	100.0	
Novare Human Capital AB, 556054-9486, Stockholm	80,000	100.0	
Eligo AB, 556306-8211, Gothenburg	500	50.0	
AB Näckström, 556007-7009, Stockholm	50,000	100.0	
Stockholm-Saltsjön AB, 556001-7369, Stockholm	300,000	100.0	
Sickla Udde Development AB, 556188-1086, Stockholm	500,000	100.0	
Dormant companies			2
Book value in Parent Company			14,458

1) Ownership share of capital pertains to equity, which also corresponds to the share of voting rights for the total number of shares.

Audit Report

To the Annual General Meeting of Investor AB
Corporate identity number 556013-8298

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Investor AB for the year 2001. These accounts and the administration of the company are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the President. We also examined whether any board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the company's and the Group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden.

We recommend to the Annual General Meeting that the income statements and balance sheets of the Parent Company and the Group be adopted, that the profit for the Parent Company be dealt with in accordance with the proposal in the Administration Report and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Stockholm, March 15, 2002

Caj Nackstad
Authorized Public Accountant

Gunnar Widhagen
Authorized Public Accountant



From left: Jacob Wallenberg, Michael Treschow, Björn Svedberg, Håkan Mogren, Percy Barnevik, Koichi Nishimura, Marcus Wallenberg, Anders Scharp, Claes Dahlbäck and Peter D. Sutherland.

Board of Directors

Percy Barnevik
Chairman since 1997 (Chairman until February 2002)
Elected 1986, born 1941
Chairman of AstraZeneca PLC and Sandvik AB
Director of General Motors Corp. (United States)
Shares in Investor: 1,032,888

Claes Dahlbäck
Chairman since February 2002 (Vice Chairman from 1999 to February 2002)
President and CEO of Investor AB 1978-1999
Elected 1983, born 1947
Chairman of EQT, Gambro AB, IBX, imGO, Stora Enso Oyj and Vin & Sprit AB
Vice Chairman of SEB, Skandinaviska Enskilda Banken
Director of Findus
Shares in Investor: 186,600
See Note 2 for holding of employee stock options

Jacob Wallenberg
Vice Chairman since 1999
Elected 1998, born 1956
Chairman of SEB, Skandinaviska Enskilda Banken
Vice Chairman of Atlas Copco AB, AB Electrolux, SAS AB and the Knut and Alice Wallenberg Foundation
Director of ABB Ltd, WM-data AB, the Confederation of Swedish Enterprise, the Nobel Foundation and EQT
Shares in Investor: 332,324
See Note 2 for holding of employee stock options

Marcus Wallenberg
President and Chief Executive Officer since 1999
Elected 1990, born 1956
Vice Chairman of Telefonaktiebolaget LM Ericsson and Saab AB
Director of AstraZeneca PLC, AstraZeneca AB, the Knut and Alice Wallenberg Foundation, Stora Enso Oyj and Scania AB
Shares in Investor: 1,087,612
See Note 2 for holding of employee stock options

Håkan Mogren
Elected, 1990, born 1944
Vice Chairman of AstraZeneca PLC and Gambro AB
Chairman of Reckitt Benckiser plc and the Research Institute of Industrial Economics (IUI), the Swedish-American Foundation and the Swedish-Japanese Foundation
Director of Norsk Hydro ASA and the Marianne and Marcus Wallenberg Foundation and member of the Royal Swedish Academy of Engineering Sciences (IVA)
Shares in Investor: 4,258

Koichi Nishimura
Elected 2001, born 1939
Chairman, President and Chief Executive Officer of Solectron Corporation
Director of Merix Corporation, the Center for Quality Management and the Silicon Valley Manufacturing Group.
Member of the board of trustees of the Santa Fe Institute
Shares in Investor: 1,110

Anders Scharp
Elected 1988, born 1934
Chairman of Atlas Copco AB, Saab AB, AB SKF and AB Ph. Nederman & Co
Shares in Investor: 72,584

Peter D. Sutherland
Elected 1995, born 1946
Chairman of Goldman Sachs International and BP plc
Director of Telefonaktiebolaget LM Ericsson and The Royal Bank of Scotland Group plc
Shares in Investor: 4,374

Björn Svedberg
Elected 1998, born 1937
Chairman of Eniro, Hi3G Access AB, Nefab, Pyrosequencing, RKI (Denmark), Salcomp (Finland) and Viviance AB
Director of Gambro AB, Saab AB and the Knut and Alice Wallenberg Foundation
Shares in Investor: 38,382

Michael Treschow
Elected 1997, born 1943
President and CEO of AB Electrolux
Vice Chairman of the Confederation of Swedish Enterprise
Director of Atlas Copco AB and the European Chair of the Transatlantic Business Dialogue (TABD)
Shares in Investor: 17,622



Peter Wallenberg
Honorary Chairman since 1997
Elected 1969, born 1926
Chairman of the Knut and Alice Wallenberg Foundation
Honorary Chairman of Atlas Copco AB
Shares in Investor: 2,177,272



From left: Fredrik Hillelson, Erik Edholm, Börje Ekholm, Lars Wedenborn, Marcus Wallenberg, Catarina Fritz, Sven Nyman, Klas Hillström, Adine Grate Axén, Henry E. Gooss and Nils Ingvar Lundin.

Management Group

Marcus Wallenberg
President and Chief Executive Officer since 1999
Born 1956
Shares in Investor: 1,087,612
Options in Investor: 37,444

Erik Edholm
Trading
Managing Director and member of the Management Group since 2000
Born 1967
Shares in investor: 0
Options in Investor: 0

Börje Ekholm
New Investments, New York
Executive Vice President and member of the Management Group since 1997
Born 1963
Shares in Investor: 20,296
Options in Investor: 0

Catarina Fritz
Accounting and Cost Management
Managing Director and member of the Management Group since 2000
Born 1963
Shares in Investor: 0
Options in Investor: 0

Henry E. Gooss
New Investments, New York
Managing Director and member of the Management Group since 1998
Born 1941
Shares in Investor: 10,000
Options in Investor: 0

Adine Grate Axén
Corporate Finance
Managing Director and member of the Management Group since 1999
Born 1961
Shares in Investor: 3,840
Options in Investor: 13,416

Fredrik Hillelson
Human Resources
Managing Director and member of the Management Group since 2000
Born 1962
Shares in Investor: 1,300
Options in Investor: 0

Klas Hillström
New Investments, Stockholm
Managing Director and member of the Management Group since 2000
Born 1966
Shares in Investor: 13,608
Options in Investor: 0

Nils Ingvar Lundin
Corporate Relations
Managing Director and member of the Management Group since 1996
Born 1945
Shares in Investor: 20,000
Options in Investor: 0

Sven Nyman
Executive Vice President and member of the Management Group since 1995
Born 1959
Shares in Investor: 74,500
Options in Investor: 52,340

Lars Wedenborn
Chief Financial Officer
Executive Vice President and member of the Management Group since 2000
Born 1958
Shares in Investor: 19,000
Options in Investor: 0

Executive Management Group
Marcus Wallenberg
Börje Ekholm
Sven Nyman
Lars Wedenborn

The following people left Investor and the Management Group in 2001: Pontus Ekman, Ulla Litzén, Pia Rudengren and Galeazzo Scarampi del Cairo.

The total holding of employee stock options is described in Note 2, page 55.

Ten-Year Summary

Investor Group[1]

SEK m.	1992	1993	1994	1995	1996	1997	1998	1999	2000 [2]	2001	Average annual growth, 5/10 years, %
Dividends received, Core Holdings	546	390	427	656	1,804	1,683	1,841	2,184	2,090	2,351	
Yield, Core Holdings, %	2.3	1.4	1.4	1.7	2.6 [3]	1.8 [3]	1.8 [3]	1.3 [3]	1.6	2.1	
Dividends paid	721	721	1,240	1,713 [4]	1,908	1,909 [4]	2,100	2,596 [4]	4,218 [4]	4,219 [5]	
Sales, Core Holdings	5,289	4,178	986	0	18,800 [6]	4,141 [6]	4,070 [6]	11,292 [6]	13,838	13,556	
Capital gains, net, Core Holdings	2,271	1,408	608	–	12,400 [6]	3,197 [6]	2,743 [6]	7,532 [6]	10,202	7,008	
Turnover, %	21	16	3	0	0 [7]	5	1 [7]	4 [7]	7	9	
Purchases and new subscriptions, Core Holdings	482	246	2,223	1,429	9,739 [8]	11,593	6,209 [8]	10,251 [9]	1,304	15,095	
Income after financial items	1,482	410	2,972	4,660	9,598	–942	3,711	11,075	13,478	8,646	
Market value, Core Holdings	23,238	27,964	30,457	37,817	61,325	80,880	88,923	150,060 [9]	130,844	110,518	
Change in value, Core Holdings, %	26 [10]	41	4	20	38 [7]	19	1 [7]	60 [7] [9]	–5	–17	
Total return, Core Holdings, %	45	43	6	21	42 [7]	21	7 [7]	62 [7] [9]	–3	–15	
Findata's Total Return Index (SIXRX), %	2	56	7	21	43	28	13	70	–11	–15	
OMX Index, %	8	53	3	19	39	28	17	71	–12	–20	
Surplus value, Core Holdings	10,367	17,617	18,265	24,605	44,886	53,901	55,676	108,117 [9]	91,973	62,901	
Net asset value	30,122	37,493	43,493	51,225 [11]	78,880	88,409	93,502	153,259	144,433	118,284	
Equity/assets ratio, %	41	49	54	55 [11]	73	68 [11]	84	87	87	85	
Condensed balance sheet, including surplus values											
– Cash and short-term investments	10,410	8,292	6,064	5,863	15,017	10,991	138	1,020	5,723	3,371	
– Other assets, including surplus values	63,572	68,637	75,110	87,263	92,710	118,117	111,250	174,856	159,375	135,095	
– Shareholders' equity, including surplus values	23,503	30,677	36,664	44,457	77,517	87,049	92,113	151,912	144,303	118,284	
– Convertible debenture loans	6,619	6,816	6,829	6,768	1,363	1,360	1,389	1,347	130		
– Interest-bearing liabilities	22,391	16,450	13,188	15,226	2,532	4,525	15,779	19,745	15,662	14,257	
– Other liabilities, including minority interest	21,469	22,986	24,493	26,675	26,315	36,174	2,107	2,872	5,003	5,925	
Total assets, including surplus values	73,982	76,929	81,174	93,126	107,727	129,108	111,388	175,876	165,098	138,466	
Number of shares, millions [12] [13]	727.6	727.6	797.6	797.6	800.0	800.0	800.8	800.8	767.2	767.2	
Equity per share, SEK [12] [13]	18	18	23	25	35	34	37	47	64	69	
Net asset value per share, SEK [12] [13]	41	52	55	64	99	111	117	191	188	154	9%/16%
Growth in net asset value, %	14	24	6	18	54	12	6	64	–3	–18	
Share price on December 31, SEK [12] [14]	31	40	46	55	75	97	92	120	141	115	9%/16%
Discount to net asset value, %	26	22	15	15	24	12	22	37	25	26	
Dividend per share, SEK [12]	1.31	1.31	2.00	2.25 [4]	2.50	2.50 [4]	2.75	3.40 [4]	5.50 [4]	5.50 [5]	17%/15%
Yield, %	4.3	3.3	4.3	4.1	3.3	2.6	3.0	2.8 [4]	3.9	4.8	
Dividend payout ratio, %	132	185	290	261	106	113	114	119 [4]	201	179	
Total return, Investor shares, %	24	38	18	23	60	32	–1	35	20	–15	13%/22%

See page 68 for definitions.

1) Including Saab-Scania AB 1992–1995 and Saab AB 1996–1997. Income and balance sheet items reported in accordance with the acquisition value method.

2) Investor's own holding of convertible debenture loans was retired in 2001. Comparative figures for 2000 have been adjusted in net asset value calculations to take this into account.

3) Excluding dividend received for Scania shares covered by warrants.

4) 1995: An extra dividend of SEK 5.00/share, or a total of SEK 3,808 m., as well as one warrant for shares in Scania AB valued at SEK 2.00/share, were issued in addition to the ordinary dividend.
1997: One purchase right for shares in Saab AB valued at SEK 2.50/share was issued in addition to the ordinary dividend.
1999: A definitive dividend of SEK 3.40/share was paid, of which SEK 0.40 was an extra dividend.
2000: A definitive dividend of SEK 3.00/share was paid, of which SEK 2.50 was an extra dividend.

5) Proposed dividend of SEK 5.50/share, of which SEK 2.50 is an extra dividend.

6) 1996: Pertains to the sale of 55% of Scania.
1997: Additional amount of SEK 80 m. relating to sale of Scania.
1998: Including the sale of 35.1% of Saab AB.
1999: Including the sale of Scania shares through exercise of issued warrants.

7) 1996: Excluding Scania.
1998: Excluding Saab AB.
1999: Excluding Scania shares covered by warrants.

8) 1996: Of which, SEK 9,342 m. pertains to the 51.9 million Scania shares added to the Core Holdings.
1998: Of which, SEK 627 m. pertains to the 21.6 million Saab shares added to the Core Holdings.

9) According to a decision in 2000, the holdings in Volvo for 1999 have been reclassified as "Other Holdings".

10) Excluding Skandia.

11) In the 1996 Annual Report, the net asset value and equity/assets ratio for 1997 were recomputed on a pro forma basis.

12) 1992–1998: Adjusted for issues and splits.

13) 1992–1999: After full conversion.

14) Pertains to unrestricted class B shares.

Investor's History

"To move from the old, to what is about to come, is the only tradition worth keeping."
Marcus Wallenberg, 1946

Investor AB was established in 1916. During the period 1916-1972, Investor was part of a group of finance and holding companies associated with Stockholms Enskilda Bank which formed the link between the bank and a number of major industrial companies. This gave the bank an influence over these companies, their financing, liquidity management and other financial decisions.

From having been closely tied to the bank, Investor developed into a company with independent operations. This became particularly clear after the merger between Stockholms Enskilda Bank and Skandinaviska Banken at the beginning of the 1970s. At owner level, Investor became the center of a well-developed network of people and companies for value-creating communication and the exchange of knowledge and experience, both nationally and internationally.

In the 1980s, Investor's operations were characterized primarily by its involvement in a number of major structural transactions. At the same time, Investor's strategic portfolio of shareholdings was concentrated to a limited number of companies.

Structural deals continued to increase in number and scope among Investor's core holdings throughout the 1990s. At the same time, Investor broadened the scope of its operations through a renewed focus on the supply of venture capital and the development of young companies. Investor's increased investments within sectors such as IT and healthcare are in line with one of Investor's key principles – to continuously change and renew operations in order to take advantage of future opportunities and generate attractive returns for shareholders.

1916 Investor is established when new legislation makes it considerably more difficult for banks to own stocks in industrial companies on a long-term basis. The bank's shareholdings are then transferred to the industrial holding company Investor. Several of Investor's core holdings have been in the portfolio in some form since the start, such as Atlas Copco and Scania.

1946 Stockholms Enskilda Bank forms the investment company Providentia. Jacob Wallenberg (1892–1980) is elected Chairman of Investor.

1971–1972 Stockholms Enskilda Bank and Skandinaviska Banken merge. The investment company Export-Invest is established in connection with the merger, and Investor acquires a more independent role, separate from the bank.

1978 Marcus Wallenberg (1899–1982) is elected Chairman of Investor. Claes Dahlbäck is appointed President and CEO.

1982 Peter Wallenberg is elected Chairman of Investor.

1984 –1991 Major structural deals among the core holdings, including the sale of Kema Nobel and the following mergers: STORA/Billerud, STORA/Papyrus, STORA/Swedish Match, ASEA/Brown Boveri, STORA/Feldmühle Nobel and Tetra Pak/Alfa-Laval. Saab-Scania and GM form the jointly owned company Saab Automobile, and OM Gruppen is formed.

1991 Investor and Providentia make an offer for the outstanding shares in Saab-Scania. Through the acquisition of Saab-Scania, Investor becomes a mixed investment company. The industrial conglomerate Incentive is listed on the Stockholm Stock Exchange following its demerger from ASEA/ABB.

1992 Investor and Providentia merge.

1994 Investor acquires Export-Invest. EQT is formed together with SEB and AEA.

1995 Saab-Scania is divided into two independent companies, Scania AB and Saab AB. The intention is to broaden ownership in the two companies when the time is right. Novare Kapital is formed.

1996 Investor sells 55 percent of its holding in Scania and the company is listed on the Stockholm and New York stock exchanges. In connection with a refinancing of Saab Automobile, an option agreement is reached between Investor and GM to regulate long-term ownership in the company.

1997 Investor's holding in TV4 is sold to the Finnish newspaper group Aamulehti. Investor participates in the merger between OM Gruppen and the Stockholm Stock Exchange and in the formation of the new SEB group through the merger between S-E-Banken and Trygg-Hansa. Percy Barnevik is elected Investor's Chairman.

1998 British Aerospace becomes part-owner of Saab AB, which is then listed, and Stora Enso is formed through a merger between STORA and Enso. A merger is proposed between Astra and Zeneca.

1999 Investor reaches an agreement with Volvo to sell its entire holding in Scania, but the EU's competition authority does not approve the deal. The merger between Astra and Zeneca is completed and Saab AB makes a bid for Celsius. Marcus Wallenberg is appointed President and CEO of Investor.

2000 Investor sells shares in Scania to Volkswagen AG and makes a commitment to remain an owner through March 2002. Investor's new investments include b-business partners and imGO. Hi3G, co-owned with Hutchison Whampoa, is another new major initiative. The company is granted one of four UMTS licenses in Sweden in 2000.

2001 Investor increases its ownership in Ericsson and SEB and sells its holdings in Stora Enso, SKF and SAS. GM purchases Investor's outstanding convertible debenture loan to Saab Automobile. Hi3G is awarded one of four UMTS licenses in Denmark.

Definitions

Change in value, Core Holdings
Increase in market value (adjusted for net changes) as a percentage of opening market value (adjusted for net changes).

Convertible debenture loan
Debenture stock with attached options that give the holder the right, during a specified period, to exchange the debentures for shares, at a predetermined price.

Correlation
A way of quantifying the degree of covariance between two assets.

Discount to net asset value
The difference between net asset value and market capitalization as a percentage of net asset value. If market capitalization is lower than net asset value, the share is traded at a discount. If market capitalization is higher, it is traded at a premium. Also called the investment company discount.

Dividend payout ratio
Dividends paid in relation to dividends received from the Core Holdings.

Equity/assets ratio
Shareholders' equity according to the acquisition cost method, including surplus values and convertible debenture loans, as a percentage of total assets including surplus values.

Growth in net asset value
Net asset value per share at year-end as a percentage of net asset value at the beginning of the year.

Industrial holding company
A company whose task is basically to offer shareholders the possibility to spread their risks, through well-distributed holdings of securities, and whose shares are owned to a large extent by a large number of natural persons.

Market cost of capital
Defined as the risk-free interest rate plus the market's risk premium.

Net asset value
The market value of total assets less the market value of liabilities. Alternatively, shareholders' equity and surplus values.

Net asset value per share
Net asset value per share calculated on the total number of outstanding shares.

Net cash/Net debt
Interest-bearing current and long-term liabilities, including pension liabilities, less liquid placements and interest-bearing current and long-term receivables.

Net income for the year
Income after tax.

Private placement
Unlisted offer made directly to a selected group of investors.

Risk-free interest rate
The interest earned on an investment in government bonds.

Risk premium
The surplus yield, compared with the risk-free interest rate that an investor requires to compensate for the higher risk in an investment in shares.

Sharpe ratio
A way of adjusting the return of an asset based on the risk that the asset carries. The Sharpe ratio is measured as the surplus yield above the risk-free interest rate, divided by the volatility of the asset.

SIX's Total Return Index, SIXRX
(previously FDAX)
A stock index for Stockholmsbörsen (Stockholm Stock Exchange) calculated on share price growth and reinvested dividends.

Surplus value, Core Holdings
Difference between the market and book values of the Core Holdings.

Total return
Sum of share price growth and, when applicable, reinvested dividends.

Total return, Core Holdings
Increase in market value (adjusted for net changes) plus dividend income as a percentage of opening market value (adjusted for net changes).

Turnover, Core Holdings
Percentage of shares at the beginning of the year that did not remain at year-end, calculated at market value at the beginning of the year.

Turnover rate
Number of shares traded during the year as a percentage of the total number of shares outstanding.

VaR
The largest loss that a position or a portfolio of positions can incur during a given period of time and with a predetermined probability.

Volatility
A measure of the variability in an asset's return. Volatility is usually measured as a standard deviation in the return of an asset during a certain given period of time.

Yield
Dividend paid or received as a percentage of the share price at year-end.

Yield, Core Holdings
Dividend income from the Core Holdings as a percentage of market value at year-end.

Shareholder Information

Annual General Meeting
The Annual General Meeting will be held at 2:00 p.m. on Tuesday, April 16, 2002, in Victoriahallen, Stockholmsmässan (Stockholm International Fairs), Mässvägen 1, Älvsjö.

Participation
To be entitled to participate in the business of the Meeting, shareholders must be recorded in the register of shareholders maintained by VPC AB (the Swedish Securities Register Center) on Friday, April 5, 2002, and must notify the Company of their intention to attend the Meeting no later than 1:00 p.m. on Wednesday, April 10, 2002.

Notification of participation in the Annual General Meeting
Notification can be given by writing to Investor AB, SE-103 32 Stockholm, Sweden, by phoning +46 8 611 29 10, or via Investor AB's website www.investorab.com

Nominee-registered shares
Shareholders whose shares are registered in the name of a nominee through the trust department of a bank or similar institution must, in order to be entitled to participate in the Meeting, request that their shares be temporarily re-registered in their own names in the register of shareholders maintained by VPC AB. Such registration must be effected on Friday, April 5, 2002. Shareholders are requested to inform their nominees in good time prior to this date.

Dividend
The Board of Directors and the President propose an ordinary dividend to the shareholders of SEK 3.00 per share and an extraordinary dividend of SEK 2.50 per share. Friday, April 19, 2002, has been proposed as the record date. If the proposal is approved by the Annual General Meeting, the dividend is expected to be distributed by VPC AB on Wednesday, April 24, 2002.

Reporting dates

Annual General Meeting	April 16, 2002
Three-month interim report	April 16, 2002
Six-month interim report	July 10, 2002
Nine-month interim report	October 10, 2002

Information channels
Financial information about Investor and Investor's holdings can be accessed on Investor's web site www.investorab.com

Investor relations
Fredrik Lindgren: +46 8 614 20 00

Internet website
www.investorab.com

Analyses of Investor
Firms that published analyses of Investor in 2001 include Alfred Berg ABN Ambro, Carnegie, Cazenove & Co, Cheuvreux Nordic, Deutsche Bank, Enskilda Securities, Handelsbanken, Morgan Stanley, Merrill Lynch and Nordea Securities.

Addresses

Investor AB (publ)
SE-103 32 Stockholm, Sweden
Visiting address: Arsenalsgatan 8c
Phone: +46 8 614 20 00
Fax: +46 8 614 21 50

Investor Growth Capital, Inc.
12, East 49th Street, 27th Floor
New York, N.Y. 10017
Phone: +1 212 515 9000
Fax: +1 212 515 9009

Investor Growth Capital, Inc.
258 High Street, Suite 200
Palo Alto, CA 94301
Phone: +1 650 543 2100
Fax: +1 650 543 2109

Investor Asia Limited
1808 Two Exchange Square
Central, Hong Kong
Phone: +852 2801 6823
Fax: +852 2810 4188

Investor Growth Capital Holding B.V.
World Trade Center
Strawinskylaan 1159, D-Tower, Floor 11
1077 XX Amsterdam, Netherlands
Phone: +31 20 577 66 00
Fax: +31 20 577 66 09

Investor Growth Capital AB
Kungsgatan 3, SE-111 43 Stockholm, Sweden
Phone: +46 8 463 38 00
Fax: +46 8 463 38 09

Production: Investor AB and Intellecta Corporate.
Photography: Magnus Carlsson. Printer: Tryckindustri Information, Stockholm, 2002.
Printed on Storafine from Stora Enso.


www.investorab.com

Active owner – Active investor

Investor AB, Sweden's largest listed industrial holding company, is a long-term, active shareholder in a number of public multinational companies, including ABB, AstraZeneca, Atlas Copco, Electrolux, Ericsson, Gambro, OM, Saab AB, Scania, SEB and WM-data. In addition to these core holdings, Investor has a growing portfolio of private equity investments in companies operating primarily in the information technology and healthcare sectors. Investor's total net asset value amounted to approximately USD 11.1 billion on December 31, 2001. During the past 20 years the average total return on Investor shares has been in excess of 20 percent.

Investor has an extensive international network of experience and competence in industry and finance. With these resources, Investor can contribute more than just capital in every investment situation. Investor employs over 200 people in its investment activities and is headquartered in Stockholm. The company also conducts operations through offices in Amsterdam, Hong Kong, New York and Palo Alto.